82-34716

received 3/23/04

Japan Retail Fund Investment Corporation
Izumikan Kioicho Building 6F
4-3, Kioicho, Chiyoda-ku
Tokyo 102-0094, Japan

March 22, 2004

Securities and Exchange Commis
Office of International Corporate
Division of Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

04 MAR 29 AM 7:21

Re: Japan Retail Fund Investment Corporation
Rule 12g3-2(b) Exemption

SUPPL

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Taro Omoto or Hiroshi Shinagawa of Mori Hamada & Matsumoto, our Japanese Counsel, at JFE Building, 1-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone: 813-6212-8307; facsimile: 813-6212-8207).

04010919

Very truly yours,

Japan Retail Fund Investment Corporation

By:
Name: Yuichi Hiromoto
Title: Executive Director

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange from September 1, 2003 to March 2, 2004. Brief descriptions of the Japanese language documents number from 1 to 3 below are included in EXHIBIT A; an excerpt English translation of the document number 4 below is included in EXHIBIT B; and excerpt English translations of the documents numbered from 5 to 29 below are included in EXHIBIT C, all of which are attached hereto.

1. Annual Securities Report dated November 26, 2003, for the fiscal year ending August 31, 2003 (Japanese Language only)

2. Extraordinary Report dated January 27, 2004 and the amendment thereto dated February 17, 2004 (Japanese Language only)

3 Securities Registration Statement dated January 27, 2004, and the amendments thereto dated February 6, 2004 and February 17, 2004 (Japanese Language only)

4. Annual Report: Third Accounting Period (From March 1, 2003 to August 31, 2003 (Japanese Language only))

5. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated September 12, 2003

6. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated September 16, 2003

7. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest rate)" dated September 18, 2003

8. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest rate)" dated September 29, 2003

9. Press Release (Japanese Language only) titled "Abbreviated Notice Regarding Settlement of Accounts for the Fiscal Year Ending August 31, 2003 (From March 1, 2003 to August 31, 2003) dated October 23, 2003

10. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated November 27, 2003

11. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated November 27, 2003

12. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" Dated November 28, 2003

13. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated December 5, 2003

14. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated December 5, 2003

15. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest rate)" Dated December 10, 2003

16. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest rate)" Dated January 5, 2004

17. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated January 8, 2004

18. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated January 8, 2004

19. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest rate)" Dated January 8, 2004

20. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated January 14, 2004

21. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated January 14, 2004

22. Press Release (Japanese Language only) titled "Notice of Ranking in Deal of the Year 2003" dated January 20, 2004

23. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated January 22, 2004

24. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated January 27, 2004

25. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest rate)" Dated January 29, 2004

26. Press Release (Japanese Language only) titled "Notice of Revisions of Expected Management Conditions For the periods Ending in February, 2004 and August, 2004)" Dated January 29, 2004

27. Press Release (Japanese Language only) titled "Notice of Additional issue and offer for sale of Investment Units" dated January 29, 2004

28. Press Release (Japanese Language only) titled "Notice of Determination, etc. of Issue Price and Offer Price of Investment Units" dated February 17, 2004

29. Press Release (Japanese Language only) titled "Notice of Acquisition of Properties" dated March 2, 2004

B. ENGLISH LANGUAGE DOCUMENTS
(The English documents listed below are included in EXHIBIT D, attached hereto)

Press Releases

	Date	Title
1.	September 12, 2003	Japan Retail Fund Investment Corporation Acquires Ito-Yokado Kamifukuoka-higashi Shopping Center in Kamifukuoka, Saitama Prefecture
2.	October 31, 2003	Third Fiscal Period Results (March 1, 2003 to August 31, 2003)
3.	November 27, 2003	Japan Retail Fund Investment Corporation To Acquire Ito-Yokado Nishikicho Shopping Center in Warabi, Saitama Prefecture
4.	December 5, 2003	Japan Retail Fund Investment Corporation To Acquire Daikanyama DK Building in Shibuya, Tokyo
5.	January 8, 2004	Japan Retail Fund Investment Corporation To Acquire Harajuku Face Building in Sibuya, Tokyo
6.	January 14, 2004	Japan Retail Fund Investment Corporation To Acquire Aeon Higashiura Shopping Center in Aichi Prefecture
7.	January 22, 2004	Japan Retail Fund Investment Corporation To Acquire Aeon Kashiihama Shopping Center in Fukuoka City, Kyushu
8.	March 2, 2004	Japan Retail Fund Investment Corporation To Acquire Esquisse Omotesando in Shibuya, Tokyo
9.	March 2, 2004	Japan Retail Fund Investment Corporation To Acquire Aeon Sapporo Naebo Shopping Center in Sapporo, Hokkaido

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated November 26, 2003, for the fiscal year ending August 31, 2003

   This is the annual securities report containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the periods ending August 31, 2003.

2. Extraordinary Report dated January 27, 2004 and the amendment thereto dated February 17, 2004

   The Investment Corporation effected the international offering outside Japan in relaiance on Regulation S and Rule 144A concurrently with the offering in Japan as described above. These extraordinary report and amendments thereto are in relation to such international offering. The Securities and Exchange Law of Japan provides that a company which is required to file a securities report shall, if the company comes to fall within the purview of such cases as may be prescribed by an ordinance of the Cabinet Office as necessary and appropriate in the public interest or for the protection of investors, file with Prime Minister without delay a report containing statements on the substance of the matter (the "Extraordinary Report") in accordance with the provisions of an ordinance of the Cabinet Office.

3. Securities Registration Statement dated January 27, 2004, and the amendments thereto dated February 6, 2004 and February 17, 2004

   These statements were filed with the Director of the Kanto Local Finance Bureau ("KLFB") in relation to the public offering of the investment units of the Investment Corporation in Japan. These statements contain the terms and conditions of the offering, the outline of the Investment Corporation, its investment policy, the anticipated acquisitions, risk factors, fees and taxes, management conditions, summary of its administration affairs, summary of the unitholders' rights, summary of the related parties and other matters. A public offering of a security shall not be made unless the issuer has made registration with Prime Minister for the public offering of such security. The prospectus in the form substantially as same as these statements were used in the public offering.

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Item 4.

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
Third Accounting Period
(From March 1, 2003 to August 31, 2003)

Izumi-kan Kioi-cho Building, 4-3, Kioi-cho, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Table of Contents
(Omitted)

Accounting Highlights

	The First Period (From September 14, 2001 to August 31, 2002)	The Second Period (From September 1, 2002 to February 28, 2003)	The Third Period (From March 1, 2003 to August 31, 2003)
Operating Income	1,350 mil. yen	1,453 mil. yen	5,920 mil. yen
Operating Profit	841 mil. yen	914 mil. yen	2,572 mil. yen
Ordinary Profit	696 mil. yen	757 mil. yen	2,303 mil. yen
Current Income	694 mil. yen	756 mil. yen	2,302 mil. yen
Dividend per unit	13,252 yen	14,438 yen	15,095 yen

Greeting

Yuichi Hiromoto

Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

I. OUTLINE OF THE INVESTMENT CORPORATION

Property No. 1
Nara Family

Location	4-1 Saidaiji-higashimachi, 2-chome, Nara-shi, Nara
Area of Land	28,489.44 m² (ownership, leasehold rights/registry area)
Area of Building	115,707.41 m² (building ownership (including accessory building)/registry area)
Area of Contract	Kintetsu Department Store 49,834.48 m² JUSCO 20,900.42 m² Boutiques 16,791.55 m²
Level	Six levels plus two basements (seven level multi car parking tower), two level tower
Height	Eave height 31m, maximum height 37m
Tenant	Kintetsu Department Store, JUSCO, boutiques, restaurant, community service area, financial institution, concert hall, multilevel car parking tower (approximately 460 spaces), car parking space (approximately 1200 spaces)

Property No. 2
Additionally acquired property
Ito-Yokado Yabashira (Acquisition date: June 16, 2003)

Location	15 Higurashi, 1-chome, Matsudo-shi, Chiba
Area of Land	8,225.17 m²
Leasable Area	21,308.78 m²
Level	Three levels plus one basement
Year of Construction	1982 newly-built/May 1993 renovated
Tenant	Ito-Yokado Yabashira

Property No. 3
Additionally acquired property
Ito-Yokado Kamifukuoka-higashi (Acquisition date: September 18, 2003)

Location	1-30 Ohara, 2-chome, Kamifukuoka-shi, Saitama
Area of Land	40,280.18 m²
Leasable Area	26,951.11 m²
Level	Three levels
Year of Construction	August 24, 1999 newly-built

Tenant	Ito-Yokado Kamifukuoka-higashi

Property No. 4
8953 Hakata Reverain

Location	3-1 Simo-kawabata, Hakata-ku, Fukuoka-shi, Fukuoka
Area of Land	15,932.95 ㎡
Leasable Area	151,595.91 ㎡
Level	Thirteen levels plus four basements
Year of Construction	December 24, 1998 newly-built
Tenant	IDC Otsuka Furniture Fukuoka Show Room, Louis Vuitton, Gucci etc.

Property No. 5
Ito-Yokado Narumi

Location	3-232 Urasato, Midori-ku, Nagoya-shi, Aichi
Area of Land	21,320.60 ㎡
Leasable Area	47,442.30 ㎡
Level	Four levels plus one basement
Year of Construction	August 11th, 1997 newly-built
Tenant	Ito-Yokado Narumi

Property No. 6
Minami Aoyama 2002 Building

Location	8-5 Minami Aoyama, 5-chome, Minato-ku, Tokyo
Area of Land	561.94 ㎡
Leasable Area	1,727.24 ㎡
Level	Three levels plus one basement
Year of Construction	March 12th, 2002 newly-built
Tenant	HUGO BOSS etc.

Property No. 7
Abiko Shopping Plaza

Location	142-1 Kita Iizuka Abiko-aza, Abiko-shi, Chiba
Area of Land	22,694.35 ㎡
Leasable Area	55,393.77 ㎡
Level	Six levels plus one basement
Year of Construction	October 25th, 1994 newly-built
Tenant	ESPA Abiko

Property No.8
Sendai Nakayama Shopping Center

Location	35-40, etc. Minaminakayama, 1-chome, Izumi-ku, Sendai-shi, Miyagi
Area of Land	86,424.18 ㎡
Leasable Area	43,343.55 ㎡
Level	Four levels
Construction Period	From April, 1997 to November, 1999 newly-built
Tenant	JUSCO, Keiyo D2

Property No.9
ESPA Kawasaki

Location	2-1 and 2 Odasakae, Kawasaki-ku, Kawasaki-shi, Kanagawa
Area of Land	34,381.56 ㎡
Leasable Area	50,795.60 ㎡
Level	Six levels
Year of Construction	May 31st, 2000 newly-built
Tenant	ESPA Kawasaki

Property No. 10
Osaka Shinsaibashi Building

Location	4-12 MinamiSemba, 3-chome, Chuo-ku, Osaka-shi, Osaka
Area of Land	1,818.67 ㎡
Leasable Area	14,014.86 ㎡
Level	Ten levels plus two basements
Year of Construction	January 22nd, 1999 newly-built
Tenant	Tokyu Hands Shinsaibashi

Property No. 11
JUSCO Chigasaki Shopping Center

Location	5-16 Chigasaki, 3-chome, Chigasaki-shi, Kanagawa
Area of Land	27,567.20 ㎡
Leasable Area	63,008.00 ㎡
Level	Five levels
Year of Construction	October 13th, 2000 newly-built
Tenant	JUSCO Chigasaki Shopping Center

Major tenants
(Omitted)

Transition of occupancy ratio
(Omitted)

Performance Review
Portfolio Classified by Region (based on acquisition value of eleven properties including Ito-Yokado Kamifukuoka-higashi)
(Omitted)

Risk of earthquakes (regarding Probable Maximum Loss)
(Omitted)

State of Investment Unit

Japan Retail Fund Investment Corporation: fluctuation of price of investment unit (up to the closing price of October 17, 2003)

Fluctuations of price of investment unit and trading volume of the Investment Corporation at the Tokyo Stock Exchange from March 12, 2002 (date on which the investment unit was listed) to October 17, 2003 are as follows:
(Omitted)

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement. Mitsubishi Corp.-UBS Realty Inc. aims to offer safe and attractive investment opportunities by utilizing network of Mitsubishi Corporation with huge number of clients among various industries, its business know-how related to real estate market in Japan which has been fostered in large-scale real estate development businesses, its cutting-edge financial know-how, its performances and experience of management of various funds such as venture capital funds and business acquisition funds, as well as performances and experience of UBS group related to management of real estate as a real estate investment advisor in U.S., Great Britain and Australia and its management know-how and performances related to securities investment trust in Japan.

II. ANNUAL REPORT

General Condition of Asset Management

1. Operating Results and Financial Position

		First Accounting Period	Second Accounting Period	Third Accounting Period
		(From September 14, 2001 to August 31, 2002)	(From September 1, 2002 to February 28, 2003)	(From March 1, 2003 to August 31, 2003)
Operating revenues	million yen	1,350	1,453	5,920
(Rental revenues)	million yen	(1,350)	(1,453)	(5,920)
Operating expenses	million yen	509	539	3,347
(Rental expenses)	million yen	(327)	(340)	(2,885)
Operating income	million yen	841	914	2,572
Ordinary income	million yen	696	757	2,303
Net income (a)	million yen	694	756	2,302
Net asset value (b)	million yen	24,356	24,418	76,223
(comparison with the previous period)	%	(-)	(+0.3)	(+212.1)
Total assets (c)	million yen	44,064	45,012	126,377
(comparison with the previous period)	%	(-)	(+2.1)	(+180.8)
Total Unitholders' capital	million yen	23,662	23,662	73,921
(comparison with the previous period)	%	(-)	(0.0)	(+212.4)
Number of investment units issued and outstanding (d)	unit	52,400	52,400	152,502
Net asset value per unit (b)/(d)	yen	464,824	466,010	499,820
Total distribution (e)	million yen	694	756	2,302
Distribution per unit (e)/(d)	yen	13,252	14,438	15,095
(Profit-sharing per unit)	yen	(13,252)	(14,438)	(15,095)
(Excess profit-sharing per unit)	yen	(-)	(-)	(-)
Ratio of ordinary income to total assets (Note 3)	%	1.6 (3.4)	1.7 (3.4)	2.7 (5.3)
Profit ratio to net worth (Note 3)	%	2.9 (6.1)	3.1 (6.3)	4.6 (9.1)
Net worth ratio (b)/(c)	%	55.3	54.3	60.3
(increasing and decreasing compared with the previous period)		(-)	(-1.0)	(+6.0)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0
(Other information for reference)				
Rental Net Operating Income (NOI) Note 3	million yen	1,308	1,407	3,878
Net Profit Margin Note 3	%	51.4	52.1	38.9
Debt Service Coverage Ratio Note 3	multiple	26.2	22.8	116.6
Funds from Operation (FFO) per unit Note 3	yen	18,696	20,067	20,629
Funds from Operation (FFO) multiples Note 3	multiple	12.0	12.9	15.0

Note 1: Consumption tax, etc. are not included in operating revenues, etc.

Note 2: Unless stated in particular, fractions less than the figures indicated above were omitted.

Note 3: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized, as the Investment Corporation commenced its operation from March 13, 2002 and actual days of operation was only 172 days for first accounting period, 181days for second accounting period and 184 days for third accounting period.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues－Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

2. Development of Asset Management of This Period

(1) Principal Progress of the Investment Corporation:

The *toshi hojin* was incorporated on September 14, 2001 under the Law Concerning Investment Trusts and Investment Corporations of Japan and listed its units on the Tokyo Stock Exchange on March 12, 2002 as a first investment corporation specializing in operation of commercial facilities in Japan (Issue Name Code:8953). Immediately after the incorporation, the *toshi hojin* acquired 4 commercial facilities, and resolved additional issue and offer for sale of investment units double size of those at the end of the second period. It also acquired 5 new properties immediately after the payment of capital contribution. Likewise, by carrying out the public offering for capital increase and the acquisition of properties simultaneously, we managed to steadily raise the profit/asset size without reducing the profit/asset value per unit due to increase of the number of issued units. Thereafter, 1 additional property has been acquired and as of the end of the third period (August 31, 2003), a total of 10 properties are being operated.

(2) Results of Operation

As our management policy, we basically seek to build an optimum portfolio consisting of "income-type real properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type real properties which can offer potential growth of cash flow through growth in property value and shifting tenants, etc.".

Income-type real properties are supported by the long-term (over ten years) lease agreement with the excellent tenants such as AEON, Ito-Yokado, Tokyu Hands, and the occupancy ratios of such properties have been always maintained at 100% to obtain a very stable rental income. On the other hand, as for growth-type real properties, the incomes are expanding steadily through the updraw of tenant replacements and occupancy ratio aiming at maximizing the potential value of the commercial facilities.

(3) Summary of financing

(Omitted)

(4) Summary of performance and allotment
(Omitted)

3. State concerning Capital Increase Etc.

Outline of capital increase, etc. during current term and before the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Capital Increase through Public Offering	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4

Note 1 The *toshi hojin* was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property.

[Fluctuation of Market Price of the Investment Certificate]

The highest and the lowest price of the investment certificate on the Tokyo Stock Exchange REIT Market on which the investment certificates are listed shall be as follows.

Term	First Accounting Period	Second Accounting Period	Third Accounting Period
Settlement Date	August 2002	February 2003	August 2003
Highest	¥484,000	¥578,000	650,000 yen
Lowest	¥433,000	¥466,000	518,000 yen

4. State of Distributions Etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥15,095.

	First Accounting Period	Second Accounting Period	Third Accounting Period
	(From September 14, 2001 to August 31, 2002)	(From September 1, 2002 to February 28, 2003)	(From March 1, 2003 to August 31, 2003)
Net income	694,417 thousand yen	756,559 thousand yen	2,302,051 thousand yen
Accumulated earnings	12 thousand yen	20 thousand yen	54 thousand yen
Total cash distribution (Distribution per unit)	694,404 thousand yen (13,252 yen)	756,551 thousand yen (14,438 yen)	2,302,017 thousand yen (15,095 yen)
Total profit-sharing (Profit-sharing per unit)	694,404 thousand yen (13,252 yen)	756,551 thousand yen (14,438 yen)	2,302,017 thousand yen (15,095 yen)
Total investment refund (Investment refund per unit)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved
(Omitted)

6. Material Subsequent Facts
Not applicable.

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Investment

	First Accounting Period as of August 31, 2002	Second Accounting Period as of February 28, 2003	Third Accounting Period as of August 31, 2003
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	52,400 Units	52,400 Units	152,502 Units
Number of Unitholders	8,046 Persons	6,756 Persons	11,648 Persons

2. Major Unitholders

Major unitholders as of August 31, 2002 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		Unit	%
Mitsubishi Corporation	6-3 Marunouchi, 2-chome, Chiyoda-ku, Tokyo	9,602	6.30
The Chugoku Bank	15-20 Marunouchi, 1-chome, Okayama-shi, Okayama	7,229	4.74
The Joyo Bank	5-5 Minamimachi, 2-chome, Mito-shi, Ibaraki	5,948	3.90
The Hiroshima Bank	3-8 Kamiya-cho, 1-chome, Naka-ku, Hiroshima-shi, Hiroshima	5,214	3.42
The Shinwa Bank, Ltd.	10-12 Shimase-cho, Sasebo-shi, Nagasaki	4,500	2.95
The Bank of Ikeda	1-11 Jyonan, 2-chome, Ikeda-shi, Osaka	4,402	2.89
The Fuji Fire and Marine Insurance	18-11 Minamisenba, 1-chome, Chuo-ku, Osaka-shi, Osaka	3,100	2.03
Goldman Sachs International	133 Fleet Street London EC4A 2BB, U.K.	2,752	1.80
Japan Trustee	8-11 Harumi,	2,395	1.57

Services Bank Ltd, Trust Account	1-chome, Chuo-ku, Tokyo		
The Yamanashi Chuo Bank, Ltd.	20-8 Marunouchi, 1-chome, Kofu-shi, Yamanashi	2,380	1.56
The Chase Manhattan Bank N.A. London	Woolgate House, Coleman Street London EC2P 2HD, England	2,260	1.48
BBH Lux Fidelity Funds Japan Fund	37, Rue Notre-Dame, Luxembourg Grand Duchy of Luxembourg	2,124	1.39
AIG Star Life Insurance Company	8-12 Harumi, 1-chome, Chuo-ku, Tokyo	1,996	1.31
The Hachijuni Bank, Ltd.	178-8 Okada Nakagosho-Oaza, Nagano-shi, Nagano-	1,800	1.18
The Bank of Kansai	7-21 Shinsaibashisuji, 2-chome, Chuo-ku, Osaka-shi, Osaka	1,788	1.17
Fukuoka City Bank	1-1 Haktaekimae, 3-chome, Hakta-ku, Fukuoka-shi, Fukuoka	1,776	1.16
Boston Safe Deposit ABN AMRO Global Custody	One Boston Place Boston, MA 02108	1,703	1.12
The Bank of New York Treaty JASDEX Account	Global Custody, 32nd Floor One Wall Street, New York, NY 10286, U.S.A.	1,697	1.11
The Numazu Shinkin Bank	6-16, Otemachi, 5-chome, Numazu-shi, Shizuoka	1,628	1.07
Bank of New York Europe Limited 131705	67 Lombard Street London EC3P 3DL	1,365	0.90
Total		65,659	43.05

3. Names, Etc. of Executive Director and Supervisory Directors as of End of Period

Post	Name	Major Concurrent Post, Etc.
Executive Director	Yuichi Hiromoto	President and Representative Director of Mitsubishi Corp.-UBS Realty Inc.
Supervisory Director	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba
Supervisory Director	Masayoshi Sato	Certified Public Accountant of Tokyo Kyodo Accounting Office

Note: Neither the Executive Director nor the Supervisory Directors hold investment units of the Investment Corporation in its own name or that of others. Supervisory Directors may hold office in other companies other than those listed above; however, there is no conflict of interest between those companies (including those listed above) and the Investment Corporation.

4. Names of Investment Trust Management Company, Custodian and General Administrator as of End of Period

Classification of Business	Name
Investment Trust Management Company (Asset Manager)	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi Trust & Banking Corp.
General Administrator (Transfer of register, etc.)	The Mitsubishi Trust & Banking Corp.

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Second Accounting Period (as of February 28, 2003)		Third Accounting Period (as of August 31, 2003)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	18,476	41.0	35,761	28.3
	Osaka and Nagoya metropolitan area	14,323	31.8	55,308	43.8
	Other metropolitan areas	10,227	22.7	22,863	18.1
	Sub-total	43,027	95.6	113,933	90.2
Deposit and other assets		1,984	4.4	12,444	9.8
Total Assets		45,012	100.0	126,377	100.0

Note 1: Total amount of holdings are based on the balance sheet value (with regard to trust property, the depreciated book value) as of the end of period.

2. Major Holdings

Outline of major assets held by the Investment Corporation are as follows:

Name of Property	Book Value	Number of Property	Leasable Area	Leased Area	Occupancy Rate (Note 1)	Rental Income as Percentage of Total Revenue (Note 1)	Major Use
	(¥ in millions)		㎡	㎡	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	10,151	1	46,248.96	46,248.96	100.0	7.9	Commercial facility
ESPA Kawasaki (trust beneficiary interests)	10,065	1	56,891.15	56,891.15	100.0	5.9	Commercial facility
Osaka Shinsaibashi							

Building (trust beneficiary interests)	14,243	1	13,666.96	13,666.96	100.0	7.1	Commercial facility
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	8,226	1	63,652.33	63,652.33	100.0	4.7	Commercial facility
8953 Hakata Reverain (Note 3) (trust beneficiary interests)	12,711	1	25,466.35	22,898.19	90.0	18.1	Commercial facility
Ito-Yokado Narumi (trust beneficiary interests)	8,627	1	50,437.91	50,437.91	100.0	5.5	Commercial facility
Minami Aoyama 2002 Building (trust beneficiary interests)	5,418	1	1,582.48	1,582.48	100.0	2.8	Commercial facility
Nara Family (trust beneficiary interests)	32,437	1	87,526.45	87,526.45	100.0	37.5	Commercial facility
Abiko Shopping Plaza (trust beneficiary interests)	10,296	1	43,415.03	43,366.73	99.9	10.0	Commercial facility
Ito-Yokado Yabashira (trust beneficiary interests)	1,713	1	21,581.65	21,581.65	100.0	0.5	Commercial facility
Total (Note 2)	113,933	10	410,449.27	407,852.81	99.4	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 Hakata Reverain/Super Brand City changed its name to Eeny meeny miny mo 8953 Hakata Reverain and has re-opened on September 12, 2003.

3. Capital Expenditures for Holdings:
(Omitted)

State of Expenses and Debts

1. Breakdown of Expenses for Management

(Thousand yen)

Items	Second Period (From September 1, 2002 to February 28, 2003)	Third Period (From March 1, 2003 to August 31, 2003)
(a) Asset management fee	132,509	361,990
(b) Asset custody fee	8,676	9,505
(c) General administrative fee	28,356	47,161
(d) Directors fee	1,800	1,800
(e) Other expenses	26,792	41,690
Total	198,134	462,147

Note: In addition to the above asset management fee, management fees for acquiring properties included in the purchase price of each real estate invested are 15,792 thousand yen for the second period and 556,376 thousand yen for the third period.

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period	Balance at the end of the current period (Note 3)	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
			Million yen	Million yen	%				
Short-term debts	The Bank of Tokyo Mitsubishi, Ltd.	December 30, 2002	2,414	-	1.10	December 30, 2003	Lump sum at due date	Note 2	With security and no guaranty
	The Mitsubishi Trust and Banking Corporation	December 30, 2002	1,208	-	1.10	December 30, 2003			
	The Chuo Mitsui Trust and Banking, Co., Ltd.	December 30, 2002	1,208	-	1.10	December 30, 2003			
	Sub-total		4,830	-					
			Million yen	Million yen	%				
Long-term debts	The Bank of Tokyo Mitsubishi, Ltd.	March 13, 2002	2,084	2,084	1.10	March 13, 2007	Lump sum at due date	Note 2	With security and no guaranty
	The Mitsubishi Trust and Banking Corporation	March 13, 2002	1,043	1,043	1.10	March 13, 2007			
	The Chuo Mitsui Trust and Banking, Co., Ltd.	March 13, 2002	1,043	1,043	1.10	March 13, 2007			
	Sub-total		4,170	4,170					
Total			9,000	4,170					

Note 1: The average interest rate for long-term debts shows the weighted interest rate average after consideration of interest rate for interest rate swap accrued on the balance at the end of the period.

Note 2: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing.

Note 3: The short-term debts (4,830,000 thousand yen) have been entirely paid off on March 31, 2003.

3. Investment Corporation Bonds

(Not applicable)

State of Acquisition During the Current Period

1., 2. and 3.

(Omitted)

4. Trading with Interested Parties, etc.

(1) Tradings
There is no trading of specified assets with interested parties, etc. during this period.
(2) Amount of fees, etc. to interested parties, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Property management fee	292,662	Diamond City Co., Ltd.	55,591	19.0
Real estate trading brokerage fee (Note 2)	559,422	Mitsubishi Corp.	510,942	91.3

Note 1: Interested parties mean the interested parties of the investment trust management company with which the Investment Corporation has entered into the asset management consignment agreement as prescribed by Article 20 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations, and Diamond City Co., Ltd. to which the fee was paid during this period is described as such.

Note 2: The real estate trading brokerage fee paid upon the acquisition of the properties is calculated based on the acquisition cost of the relevant properties.

Note 3: Other than the above payment fee, the constructing supervisory payment fee to the interested parties during the this period is as below:
Diamond City Co., Ltd. 584 thousand yen

5. State of Trading of Asset Between Asset Manager and the Investment Corporation when Asset Manager is Concurrently Engaged in Securities Business, Realty Business and Real Estate Special Joint Business

Asset Manager (Mitsubishi Corp. -UBS Realty Inc.) is never engaged in such business as described above so that there is no applicable trading.

III. BALANCE SHEET

	This Period (As of August 31, 2003)			Previous Period (As of February 28, 2003) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
Current assets:						
Cash and deposit		310,315			817,345	
Trust cash and trust deposit		6,867,939			916,272	
Rental receivables		309,870			44,688	
Consumption tax refundable		1,586,232			-	
Other current assets		225,065			16,419	
Total current assets		9,299,422	7.4		1,794,726	4.0
Non-current assets:						
Property and equipment:						
Trust buildings	48,033,133			14,982,934		
Accumulated depreciation	1,298,954	46,734,178		521,386	14,461,548	
Trust building improvements	1,936,376			994,684		
Accumulated depreciation	98,267	1,838,109		50,589	944,094	
Trust machinery and equipment	104,494			-		
Accumulated depreciation	2,325	102,169		-	-	
Trust industrial tool and material	273,905			78,554		
Accumulated depreciation	21,441	252,464		8,284	70,269	
Trust land		62,440,764			27,551,906	
Total property and equipment		111,367,685	88.1		43,027,819	95.6
Intangible fixed assets:						
Trust leasehold interest		2,467,714			-	
Trust and other intangible fixed assets		97,643			-	
Total intangible fixed assets		2,565,358	2.0		-	
Investments, etc.:						
Tenant leasehold and security deposits		2,842,594			-	
Long-term prepaid expenses		29,612			32,857	
Deferred losses from hedge transactions		2,812			59,171	
Other investments and assets		186,901			-	
Total investments, etc.		3,061,920	2.4		92,028	0.2
Total non-current assets		116,994,964	92.5		43,119,848	95.8
Deferred assets:						
Organization costs		83,544			97,468	
Total deferred assets		83,544	0.1		97,468	0.2
Total Assets		126,377,931	100.0		45,012,042	100.0

	This Period (As of August 31, 2003)		Previous Period (As of February 28, 2003) (for reference)	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)
LIABILITIES				
Current liabilities:				
Sales debt	436,859		-	
Short-term debt	-		4,830,000	
Accounts payable	332,835		-	
Accrued expenses	224,726		166,658	
Income tax payable, etc.	605		973	
Consumption tax payable, etc.	-		17,576	
Rent received in advance	367,762		142,277	
Deposit received	835,410		-	
Other current liabilities	79,543		14,656	
Total current liabilities	2,277,744	1.8	5,172,142	11.5
Non-current liabilities:				
Long-term debt	4,170,000		4,170,000	
Tenant leasehold and security deposits	43,703,691		11,191,757	
Debt from derivatives	2,812		59,171	
Total non-current liabilities	47,876,503	37.9	15,420,928	34.3
Total Liabilities	50,154,247	39.7	20,593,071	45.8
UNITHOLDERS' EQUITY				
Unitholders' equity:				
Unitholders' capital	73,921,612	58.5	23,662,400	52.6
Retained earnings:				
Inappropriate retained earnings at the end of the period	2,302,071		756,571	
Total retained earnings	2,302,071	1.8	756,571	1.7
Total Unitholders' Equity	76,223,684	60.3	24,418,971	54.2
Total Liabilities and Unitholders' Equity	126,377,931	100.0	45,012,042	100.0

IV. STATEMENT OF INCOME

	This Period (For the Period from March 1, 2003 to August 31, 2003)			Previous Period (For the Period from September 1, 2002 to February 28, 2003)		
	Amount (¥ in thousands)		Percentage (%)	Amount (¥ in thousands)		Percentage (%)
Ordinary Income or Loss						
Operating Income or Loss						
Operating revenues:						
Rental revenues	5,920,076	5,920,076	100.0	1,453,446	1,453,446	100.0
Operating expenses:						
Property-related expenses	2,885,738			340,981		
Asset management fees	361,990			132,509		
Compensation of Officers	1,800			1,800		
Custodian fees	9,505			8,676		
General administration fees	47,161			28,356		
Other	41,690	3,347,885	56.6	26,792	539,116	37.1
Operating income		2,572,190	43.4		914,330	62.9
Non-operating Income or Loss						
Non-operating revenues:						
Interest received	34			48		
Other non-operating Income or Loss	-	34	0.0	1,064	1,113	0.1
Non-operating expenses:						
Interest expense	27,341			48,828		
Cost of issuance of new investment units	214,407			74,161		
Cost of listing of investment units	-			8,242		
Amortization of organization costs	13,924			13,924		
Other non-operating expenses	13,413	269,086	4.5	12,734	157,890	10.8
Ordinary income		2,303,138	38.9		757,552	52.1
Income before income taxes		2,303,138	38.9		757,552	52.1
Income taxes and other taxes		1,068	0.0		973	0.0
Adjustment of income taxes, etc.		18			19	
Net income		2,302,051	38.9		756,559	52.1
Retaining earnings at the beginning of the period		20			12	
Retained earnings at end of the period		2,302,071			756,571	

V. Statement of The Distribution

(Omitted)

VI. CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTANTS

October 22, 2003

To: Japan Retail Fund Investment Corporation
Board of directors

Chuo Aoyama Audit Corporation

Signature [Seal]
Shuichiro Hayashi
Certified Public Accountant
Representative Member
Member in Charge

Signature [Seal]
Takeshi Shimizu
Certified Public Accountant
Representative Director
Member in Charge

We have audited the financial documents, namely balance sheet, the related profit and loss statement, the annual report (limited to the part related to the accounts) and the accounts concerning cash distribution, and the supplementary statement (limited to the part related to the accounts) of Japan Retail Fund Investment Corporation for the period from March 1, 2003 to August 31, 2003. The parts related to the accounts in the annual report and the supplementary statement, which we have audited, was prepared based on the accounting books. The responsibility of the creation of this financial documents and supplementary statement is upon the manager and our responsibility, from independent position, is upon expressing opinions for the financial documents and supplementary statement.

We have audited the financial statements referred to above in conformity with the auditing standards generally accepted fair and appropriate in Japan and took necessary auditing procedures. The auditing standards seek to obtain reasonable assurance about whether the financial documents and supplementary statement are free of material misstatement. The auditing is based upon testing audit, and it involves the examination of the exhibit of the entire financial documents and supplementary statement including the accounting policy and its application methods adopted by the manager and evaluation of estimates done by the manager. As a result of the auditing, we judge that we have achieved a reasonable basis for our opinion.

In our opinion,

(1) The balance sheet and the profit and loss statement referred to above present fairly the financial position and the results of its operations of the Investment Corporation in

conformity with the laws and regulations as well as its articles of incorporation;

(2) The annual report (limited to the part related to the accounts) present fairly the financial position and the operating results of the Investment Corporation in conformity with the laws and regulations as well as its articles of incorporation;

(3) The accounts concerning cash distribution referred to above is in conformity with the laws and regulations as well as its articles of incorporation; and

(4) With regard to the supplementary statement (limited to the part related to the accounts), there is no matter to indicate pursuant to the provisions of the Law concerning Investment Trust and Investment Corporation.

There are no interests which are required to be indicated pursuant to the provision of the Certified Public Accountant Law, between the Investment Corporation and the Audit Corporation or its member in charge.

End

VII. STATEMENT OF CASH FLOWS (FOR REFERENCE)

	For this Period from March 1, 2003 to August 31, 2003	For the Previous Period from September 1, 2002 to February 28, 2003
	Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:		
Income before income taxes	2,303,138	757,552
Depreciation	844,023	294,975
Amortization costs of long-term prepaid expenses	5,328	5,328
Amortization of organization costs	13,924	13,924
Interest received	△34	△48
Interest expense	27,341	48,828
Increase or Decrease of rental receivables	△265,182	434
Increase or Decrease of consumption tax refundable	△1,586,232	729,203
Increase or Decrease of operating accounts payable	436,859	-
Increase or Decrease of accounts payable	332,835	△128,097
Increase or Decrease of accrued unpaid expenses	66,594	△1,061
Increase or Decrease of accrued consumption tax payable, etc.	△17,576	17,576
Increase or Decrease of advance received	225,484	12,072
Payments for long-term prepaid expenses	△2,083	-
Increase or Decrease of deposit received	835,410	-
Others	△146,607	14,801
Sub-total	3,073,224	1,765,489
Interest received	41	59
Payment of interest	△35,867	△48,219

	For this Period from March 1, 2003 to August 31, 2003	For the Previous Period from September 1, 2002 to February 28, 2003
	Amount (¥ in thousands)	Amount (¥ in thousands)
II Cash Flows from Investing Activities:		
Purchases of property and equipment	△69,180,593	△2,008,580
Purchases of intangible fixed assets	△2,568,654	-
Payment for tenant leasehold and security deposits	△2,842,594	-
Purchases of other investments and assets	△186,901	-
Proceeds from tenant leasehold and security deposits	32,511,933	962,719
Net cash used in investing activities	△42,266,809	△1,045,860
III Cash Flows from Financing Activities:		
Proceeds from short-term debt	-	4,830,000
Payment for short-term debt	△4,830,000	△4,830,000
Payment of dividends	△753,721	△688,640
Proceeds from issuance of investment units	50,259,212	-
Net cash provided by financing activities	44,675,491	△688,640
IV Net Change in Cash and Cash Equivalents	5,444,636	△19,036
V Cash and Cash Equivalents at the Beginning of the Period	1,733,618	1,752,654
VI Cash and Cash Equivalents at the End of the Period	7,178,254	1,733,618

Payment of corporate tax	△1,444	△1,865			
Net cash provided by operating activities	3,035,954	1,715,464			

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 129, Paragraph 4 of the Law concerning Investment Trust and Investment Corporation.

(Omitted)

EXHIBIT C

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 5 to 29.

September 12, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that the Investment Corporation determined to acquire the property listed below.

1. Reasons for the acquisition:
The Investment Corporation determined the acquisition of the property in accordance with its basic investment policy and style set forth in its Articles of Incorporation and to enrich the properties in the Tokyo metropolitan area within the portfolio.

2. Outline of the acquisition:
(1) Assets acquired: beneficial interests in the real estate trust
(2) Name of the properties: Ito-Yokado Kamifukuokahigashi
(3) Value for the acquisition: ¥6,900 mil.
(4) Purchase date: September 12, 2003 (conclusion of agreements for transfer of beneficial interests in the trust)
September 18, 2003 (scheduled) (execution of the transfer)
(5) Parties from which the properties have been acquired:
KDDI kaihatsu kabushiki kaisha

(6) Funds for the acquisition: funds on hand and borrowed money

3. Description of the properties acquired

[Translation omitted.]

- End -

September 16, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of Ito-Yokado Kamifukuokahigashi.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Tokyo Mitsubishi Bank, Ltd., the Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking, Co., Ltd.

(2) Amount to be borrowed:
¥3,500 million (facility loan)
Breakdown of the parties

Tokyo Mitsubishi Bank, Ltd.	¥1,750 million
Mitsubishi Trust and Banking Corporation	¥875 million
Chuo Mitsui Trust and Banking, Co., Ltd.	¥875 million

(3) Interest rate: Not yet determined

(4) Expected date of borrowing:
September 18, 2003 (Scheduled)

(5) Method of borrowing:

Borrowing based on a separate agreement for individual facility loan entered into with the parties listed in (1) above on September 16, 2003. Security will be created through the first pledge on beneficial interests in the real estate trust with the trust property of Ito-Yokado Kamifukuokahigashi.

(6) Interest payment date:

The last day of September, 2002 and the last day of March and June, respectively as well as the date of repayment of principal

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, but it will be possible to repay principal (in part) prior to a scheduled date of repayment of principal by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust created as security.

(8) Scheduled date of repayment of principal:

September 17, 2004

We will advise you of interest rate when it is determined.

- End -

September 18, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period specified below has been determined as below on the borrowing made by the Investment Corporation on September 18, 2003.

Interest rate

Facility loan:

From September 18, 2003 to September 30, 2003: 1.08000% per annum

Interest rate on and after September 30, 2003 has not been determined yet (scheduled to be determined on September 26).

- End -

September 29, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period specified below has been determined as below on the borrowing made by the Investment Corporation on September 18, 2003.

Interest rate

Facility loan:

From October 1, 2003 to December 30, 2003: 1.08000% per annum

Interest rate on and after December 30, 2003 has not been determined yet (scheduled to be determined on December 26).

- End -

[Translation]

Abbreviated Notice Regarding Settlement of
Accounts for the Fiscal Year Ending August 31, 2003
(From March 1, 2003 To August 31, 2003)

October 23, 2003

Name of Issuer of Real Estate Investment Trust:	Japan Retail Fund Investment Corporation (the "*toshi hojin*")
Listed Securities Exchange:	Tokyo Stock Exchange
Code Number:	8953
Location of Head Office:	Tokyo
Reference:	(Asset Manager) Mitsubishi Corp.- UBS Realty Inc. Responsible Person: Hidenori Asai Name of Office: Deputy President TEL:03-3511-1692
Date of Board Meeting for Settlement of Accounts:	October 23, 2003
Commencement Date of Payment of Dividends:	November 20, 2003 (Scheduled)

1. State of Operation and Assets for the Period Ending August 2003 (March 1, 2003 ~ August 31, 2003):

(1) State of Operation

(Discarding the figures less than one million yen)

	Operating Income		Operating Profit		Ordinary Profit		Current Income	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending August 2003	5,920	307.3	2,572	181.3	2,303	204.0	2,302	204.3
Period Ending February 2003	1,453	-	914	-	757	-	756	-

	Current Income Per Unit	Net Assets Current Return	<Reference> (Annual rate)	Gross Capital/ Ordinary Return	<Reference> (Annual rate)	Operating Profit/ Ordinary Return
Period Ending August 2003	¥15,095	4.6%	(9.1)%	2.7%	(5.3)%	38.9%
Period Ending February 2003	¥14,438	3.1%	(6.3)%	1.7%	(3.4)%	52.1%

(Note) 1. The accounting period ending February 2003 is from September 1, 2002 to February 28, 2003 for 181 days and for the accounting period ending August 2003 is from March 1, 2003 to August 31, 2003 for 184 days.

2. The current income per unit was calculated by weighted average based upon the number of days of the accounting period as described above. Although there

was an additional issue during the accounting period ending August 2003, the current income per unit for the accounting period ending August 2003 was calculated by weighted average (152,502 units) based upon the number of days of the accounting period as if an additional issue had been made on the commencement date for the dividends for the new investment units (beginning March 1, 2003). The number of investment units issued and outstanding as of the end of the period is 152,502 units and the current income per unit as of the end of the period is the same as the above-described amount.

3. Change of accounting method: Not applicable

4. The indication by percent of operating income, operating profit, ordinary profit and current income shows the rate of increase or decrease compared with the preceding period, the figures of which are calculated by rounding to the first decimal place.

5. For calculation of current return of net assets and ordinary return/gross capital, the average amount of total net asset value and gross capital as of the beginning of the period and as of the end of the period is adopted, respectively.

(2) State of Dividends:

	Dividend per unit (exclusive of dividend in excess of profit)	Total dividends	Dividend in excess of profit per unit	Total dividends in excess of profit	Pay-out ratio	Distribution ratio of net assets
		(million)		(million)		
Period Ending August 2003	¥15,095	¥2,302	0	-	99.9%	3.0 %
Period Ending February 2003	¥14,438	¥756	0	-	99.9%	3.1%

(Note) Pay-out ratio indicates the figure obtained by omitting the figures below the first place of decimals.

(3) Financial Condition:

	Total Net Asset Value	Net Asset Value	Net Asset Ratio	Net Asset Value Per Unit
Period Ending August 2003	(million yen) 126,377	(million yen) 76,223	60.3%	(yen) 499,820
Period Ending February 2003	45,012	24,418	54.3%	466,010

(Note) Number of investment units issued and outstanding as of the end of the period:
For the period ending August 2003: 152,502 units

For the period ending February 2003: 52,400 units

2. Estimated State of Operation for the Period Ending February 2004 (September 1, 2003 ~ February 29, 2004) and for the Period Ending August 2004 (March 1, 2004 ~ August 31, 2004):

	Operating Income (million yen)	Ordinary Profit (million yen)	Current Income (million yen)	Dividend per unit (exclusive of dividend in excess of profit) (yen)	Dividend in excess of profit per unit (yen)
Period Ending February 2004	6,368	2,374	2,372	15,553	0
Period Ending August 2004	6,371	2,008	2,006	13,153	0

(Reference) Estimated current income per unit:
For the period ending February 2004: 15,553 yen
For the period ending August 2004: 13,153 yen

(Note) The estimated figures are calculated at the present time under the preconditions set forth in the Attachment and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

1. Summary of Related Corporations of the *toshi hojin*

Please see page 28 below.

2. Management Policy and Results of Operation

(1) Management Policy:

Please see page 30 below.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the *toshi hojin*:

The *toshi hojin* was incorporated on September 14, 2001 under the Law Concerning Investment Trusts and Investment Corporations of Japan and listed its units on the Tokyo Stock Exchange on March 12, 2002 as a first investment corporation specializing in operation of commercial facilities in Japan (Issue Name Code:8953). Immediately after the incorporation, the *toshi hojin* acquired 4 commercial facilities, and resolved additional issue and offer for sale of investment units double size of those at the end of the second period. It also acquired 5 new properties immediately after the payment of capital contribution. Likewise, by carrying out the public offering for capital increase and the acquisition of properties simultaneously, we managed to steadily raise the profit/asset size without reducing the profit/asset value per unit due to increase of the number of issued units. Thereafter, 1 additional property has been acquired and as of the end of the third period (August 31, 2003), a total of 10 properties are being operated.

ii. Investment Environment and Results of Operation:

As our management policy, we basically seek to build an optimum portfolio consisting of "income-type real properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type real properties which can offer potential growth of cash flow through growth in property value and shifting tenants, etc.".

Income-type real properties are supported by the long-term (over ten years) lease agreement with the excellent tenants such as AEON, Ito-Yokado, Tokyu Hands, and the occupancy ratios of such properties have always been maintained at 100% to obtain a very stable rental income. On the other hand, as for growth-type real properties, the incomes are expanding steadily through the updraw of tenant replacements and occupancy ratio aiming at maximizing the potential value of the commercial facilities.

iii. Summary of Raising Funds:

As for financing, we have made the most efficient use of the tenant leasehold and security deposits in the amount of about 43.7 billion yen accepted by the *toshi hojin* (the trust property of the trust covered by the beneficiary interests held by the

toshi hojin) and limited the borrowed money from the bank to the amount of approximately 4.2 billion yen (all long-term debts).

Since the above-mentioned tenant leasehold is based upon the long-term lease agreement with the tenants, they may be utilized effectively until expiration of such agreement. On the other hand, most security deposits are left unredeemed for the initial 10 years (the initial interest rate is zero) and will be repaid in equal installment for the remaining period after lapse of 10 years (interest rates are 1% ~ 2%). For the current period under review, in addition to the fixed interest rate being 1.1% applied to loans, zero interest rate on such tenant leasehold and security deposits helped to keep the fund raising cost to be at extremely lower level as a whole.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, we reported, as performance for the current period, operating income of which is composed of total rental income of 5,920 million yen, operating profit of 2,572 million yen (after deduction of expenses including fixed assets tax, utilities costs and asset management fee etc.) and ordinary profit of 2,303 million yen as well as current income of 2,302 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, we, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 15,095 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii. Outlook of Results of Next Period:

Concerning the state of operation for the Fourth Period (September 1, 2003 ~ February 29, 2004), we estimate operating income of 6,368 million yen, ordinary profit of 2,374 million yen, current income of 2,372 million and dividend per unit of 15,553 yen. For the preconditions of these estimates, please see the "Preconditions of Forecasts of State of Operation for the Fourth Period (September 1, 2003 ~ February 29, 2004) and for the Fifth Period (March 1, 2004 ~ August 31, 2004)" as described below.

Also, concerning the state of operation for the Fifth Period (March 1, 2004 ~ August 31, 2004), based upon the "Preconditions of Forecasts of State of Operation for the Fourth Term (September 1, 2003 ~ February 29, 2004) and for the Fifth Term (March 1, 2004 ~ August 31, 2004)" as described in below, we estimate operating income of 6,371 million yen, ordinary profit of 2,008 million yen, current income of 2,006 million and dividend per unit of 13,153 yen.

(Note) The above estimated figures are calculated at the present time under the

specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Preconditions of Forecasts of State of Operation for the Fourth Term (September 1, 2003 ~ February 29, 2004) and for the Fifth Term (March 1, 2004 ~ August 31, 2004)"

(Omitted)

3. Financial Statements, etc.

(1) State of Accounting:

A. Balance Sheet

Subjects \ Period	This Period (As of August 31, 2003)		Previous Period (As of February 28, 2003)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
Current assets:						
Cash and deposit	310,315		817,345		△507,030	
Trust cash and trust deposit *1	6,867,939		916,272		5,951,666	
Rental receivables	309,870		44,688		265,182	
Consumption tax refundable	1,586,232		-		1,586,232	
Other current assets	225,065		16,419		208,645	
Total current assets	9,299,422	7.4	1,794,726	4.0	7,504,696	418.2
Non-current assets: *1						
Property and equipment:						
Trust buildings	48,033,133		14,982,934		33,050,198	
Accumulated depreciation	1,298,954		521,386		777,568	
Trust building improvements	1,936,376		994,684		941,691	
Accumulated depreciation	98,267		50,589		47,677	
Trust machinery and equipment	104,494		-		104,494	
Accumulated depreciation	2,325		-		2,325	
Trust industrial tool and material	273,905		78,554		195,351	
Accumulated depreciation	21,441		8,284		13,156	
Trust land	62,440,764		27,551,906		34,888,857	
Total property and equipment	111,367,685	88.1	43,027,819	95.6	68,339,865	158.8
Intangible fixed assets:						
Trust leasehold interest	2,467,714		-		2,467,714	
Trust and other intangible fixed assets	97,643		-		97,643	
Total intangible fixed assets	2,565,358	2.0	-	0.0	2,565,358	-
Investments, etc.:						
Tenant leasehold and security deposits	2,842,594		-		2,842,594	
Long-term prepaid expenses	29,612		32,857		△3,244	
Deferred losses from hedge transactions	2,812		59,171		△56,358	
Other investments and assets	186,901		-		186,901	
Total investments and assets	3,061,920	2.4	92,028	0.2	2,969,892	3,227.2
Total non-current assets	116,994,964	92.5	43,119,848	95.8	73,875,116	171.3
Deferred assets:						
Organization costs	83,544		97,468		△13,924	
Total deferred assets	83,544	0.1	97,468	0.2	△13,924	△14.3
Total Assets	126,377,931	100.0	45,012,042	100.0	81,365,888	180.8

Subjects / Period	This Period (As of August 31, 2003)		Previous Period (As of February 28, 2003)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
Current liabilities:						
Sales debt	436,859		-		436,859	
Short-term debt *1	-		4,830,000		△4,830,000	
Accounts payable	332,835		-		332,835	
Accrued expenses	224,726		166,658		58,068	
Income tax payable, etc.	605		973		△368	
[Consumption tax payable, etc.]	-		17,576		△17,576	
Rent received in advance	367,762		142,277		225,484	
Deposit received	835,410		-		835,410	
Other current liabilities	79,543		14,656		64,887	
Total current liabilities	2,277,744	1.8	5,172,142	11.5	△2,894,398	△56.0
Non-current liabilities						
Long-term debt *1	4,170,000		4,170,000		0	
Tenant leasehold and security deposits	43,703,691		11,191,757		32,511,933	
Debt from derivatives	2,812		59,171		△56,358	
Total non-current liabilities	47,876,503	37.9	15,420,928	34.3	32,455,574	210.5
Total Liabilities	50,154,247	39.7	20,593,071	45.8	29,561,176	143.5
UNITHOLDERS' EQUITY *4						
Unitholders' equity: *3						
Unitholders' capital	73,921,612	58.5	23,662,400	52.6	50,259,212	212.4
Retained earnings:						
Inappropriate retained earnings at the end of the period	2,302,071		756,571		1,545,499	
Total retained earnings	2,302,071	1.8	756,571	1.7	1,545,499	
Total Unitholders' Equity	76,223,684	60.3	24,418,971	54.2	51,804,712	212.1
Total Liabilities and Unitholders' Equity	126,377,931	100.0	45,012,042	100.0	81,365,888	180.8

B. Statement of Income

Subjects \ Period	This Period For the Period from March 1, 2003 to August 31, 2003		Previous Period For the Period from September 1, 2002 to February 28, 2003		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
Ordinary Income or Loss						
Operating Income or Loss						
Operating revenues:	5,920,076	100.0	1,453,446	100.0	4,466,629	307.3
Rental revenues *1	5,920,076		1,453,446		4,466,629	
Operating expenses:	3,347,885	56.6	539,116	37.1	2,808,769	521.0
Property-related expenses *1	2,885,738		340,981		2,544,756	
Asset management fees	361,990		132,509		229,480	
Compensation of Officers	1,800		1,800		0	
Custodian fees	9,505		8,676		828	
General administration fees	47,161		28,356		18,804	
Others	41,690		26,792		14,898	
Operating income	2,572,190	43.4	914,330	62.9	1,657,859	181.3
Non-operating Income or Loss						
Non-operating revenues:	34	0.0	1,113	0.1	△1,078	△96.9
Interest received	34		48		△13	
Other non-operating Income or Loss	-		1,064		△1,064	
Non-operating expenses:	269,086	4.5	157,890	10.8	111,195	70.4
Interest expense	27,341		48,828		△21,487	
Cost of issuance of new investment units	214,407		74,161		140,246	
Cost of listing of investment units	-		8,242		△8,242	
Amortization of organization costs	13,924		13,924		0	
Other non-operating expenses	13,413		12,734		△679	
Ordinary income	2,303,138	38.9	757,552	52.1	1,545,585	204.0
Income before income taxes	2,303,138	38.9	757,552	52.1	1,545,585	204.0
Income taxes and other taxes	1,068		973		94	
Adjustment of income taxes, etc.	18		19		△1	
Net income	2,302,051	38.9	756,559	52.1	1,545,491	204.3
Retaining earnings at the beginning of the period	20		12		8	
Retained earnings at the end of the period	2,302,071		756,571		1,545,500	

[Important Accounting Policy]
(Omitted)

[Notes]
(Omitted)

Statement of Cash Distribution:

(yen)

Subjects \ Period	The Current Period (From March 1, 2003 to August 31, 2003)	The Previous Period (From September 1, 2002 to February 28, 2003)
I Retained earnings at end of period	2,302,071,878	756,571,921
II Dividends	2,302,017,690	756,551,200
(Dividends per unit)	(15,095)	(14,438)
III Retained earnings brought forward to the next period	54,188	20,721

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 2,302,017,690 yen for the current period (756,551,200 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the *toshi hojin* makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

(2) Increase or Decrease of Investment Units Issued and Outstanding:

Outline of capital increase, etc. during the current term and before previous term is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4

Note 1 The *toshi hojin* was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds for acquiring new real property.

[Fluctuation of Market Price of Investment Certificate]

The highest and lowest prices (market price) of investment certificate of the *toshi hojin* on the Tokyo Stock Exchange REIT Market on which the investment certificate are listed for each period are as listed below:

Period	The First Period	The Second Period	The Third Period
Month of Settlement of Accounts	August 2002	February 2003	August 2003
Highest price	484,000 yen	578,000 yen	650,000 yen
Lowest price	433,000 yen	466,000 yen	518,000 yen

(3) Statement of Cash Flow

Subjects \ Period	For the Period from March 1, 2003 to August 31, 2003	For the Previous Period from September 1, 2002 to February 28, 2003	Subjects \ Period	For the Period from March 1, 2003 to August 31, 2003	For the Previous Period from September 1, 2002 to February 28, 2003
	Amount (¥ in thousands)	Amount (¥ in thousands)		Amount (¥ in thousands)	Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	2,303,138	757,552	Purchases of property and equipment	△69,180,593	△2,008,580
Depreciation	844,023	294,975	Purchases of intangible fixed assets	△2,568,654	-
Amortization costs of long-term prepaid expenses	5,328	5,328	Payment of tenant leasehold and security deposits	△2,842,594	-
Amortization of organization costs	13,924	13,924	Purchases of other investments and assets	△186,901	-
Interest received	△34	△48	Proceeds from tenant leasehold and security deposits	32,511,933	962,719
Interest expense	27,341	48,828	Net cash used in investing activities	△42,266,809	△1,045,860
Increase or Decrease of rental receivables	△265,182	434	III Cash Flows from Financing Activities:		
Increase or Decrease of consumption tax refundable	△1,586,232	729,203	Proceeds from short-term debt	-	4,830,000
Increase or Decrease of operating accounts payable	436,859	-	Payment for short-term debt	△4,830,000	△4,830,000
Increase or Decrease of accounts payable	332,835	△128,097	Payment of dividends	△753,721	△688,640
Increase or Decrease of accrued unpaid expenses	66,594	△1,061	Proceeds from issuance of investment units	50,259,212	-
Increase or Decrease of accrued consumption tax payable, etc.	△17,576	17,576	Net cash provided by financing activities	44,675,491	△688,640
Increase or Decrease of advance received	225,484	12,072	IV Net Change in Cash and Cash Equivalents	5,444,636	△19,036
Payments for long-term prepaid expenses	△2,083	-	V Cash and Cash Equivalents at the Beginning of the Period	1,733,618	1,752,654
Increase or Decrease of deposit received	835,410	-	VI Cash and Cash Equivalents at the End of the Period	7,178,254	1,733,618
Others	△146,607	14,801			
Sub-total	3,073,224	1,765,497			
Interest received	41	59			
Payment of interest	△35,867	△48,219			
Payment of corporate tax	△1,444	△1,865			

Net cash provided by operating activities	3,035,954	1,715,464	

[Important Accounting Policy]
(Omitted)

4. Changes in Officers
   At the Investment Corporation's third investor's meeting held on May 28, 2003, Yuichi Hiromoto was elected as executive director and Shuichi Namba and Masayoshi Sato as supervisory directors.

5. Reference Information

(1) Property Portfolio of the *toshi hojin*

Type of Assets	Regions, etc.	Second Period (As of February 28, 2003)		Third Period (As of August 31, 2003)	
		Aggregate Holdings	Percentage of Total Assets	Aggregate Holdings	Percentage of Total Assets
Trust real property		(mil. yen)	%	(mil. yen)	%
	Tokyo metropolitan area	18,476	41.0	35,761	28.3
	Osaka, Nagoya and their metropolitan areas	14,323	31.8	55,308	43.8
	Other metropolitan areas	10,227	22.7	22,863	18.1
Sub-total		43,027	95.6	113,933	90.2
Deposits and other assets		1,984	4.4	12,444	9.8
Total assets		45,012	100.0	126,377	100.0

Note 1 Aggregate Holdings show the reported figures on the Balance Sheet as of the end of the period (Those of trust real property are shown by book value after depreciation).

(2) Details of Property

i) Outline of trust real property

As of August 31, 2003, the principal real property held by the *toshi hojin* is as listed below:

Name of Realty, etc. (Trust Beneficiary Interests	Net Book Value (million yen)	Number of Property	Leasable Area	Leased Area	Occupancy Rate (Note 1)	Rental Income as Percentage to Total Revenues (Note 1)	Major Use
			(m^2)	(m^2)	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	10,151	1	46,248.96	46,248.96	100.0	7.9	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	10,065	1	56,891.15	56,891.15	100.0	5.9	Commercial facilities
Osaka Shinsaibashi Building (trust beneficiary interests)	14,243	1	13,666.96	13,666.96	100.0	7.1	Commercial facilities
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	8,266	1	63,652.33	63,652.33	100.0	4.7	Commercial facilities
8953 Hakata Reverain (Note 3) (trust beneficiary interests)	12,711	1	25,466.35	22,898.19	90.0	18.1	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,627	1	50,437.91	50,437.91	100.0	5.5	Commercial facilities
Minami							

Aoyama 2002 Building (trust beneficiary interests)	5,418	1	1,582.48	1,582.48	100.0	2.8	Commercial facilities
Nara Family (trust beneficiary interests)	32,437	1	87,526.45	87,526.45	100.0	37.5	Commercial facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,296	1	43,415.03	43,366.73	99.9	10.0	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,713	1	21,581.65	21,581.65	100.0	0.5	Commercial facilities
Total (Note 2)	113,933	10	410,449.27	407,852.81	99.4	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 Hakata Reverain/Super Brand City changed its name to Eeny meeny miny mo 8953 Hakata Reverain and has re-opened on September 12, 2003.

As of August 31, 2003, the commercial facilities held by the *toshi hojin* (trust beneficiary interests concerning which realty is the main trust property) are as listed below:

Name of Real Estate, etc.	Location (Residence Indication)	Holding Style	Leasable Area	Appraisal Value at End of Period (Note 2)	Book Value
			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome Izumi-ku, Sendai City, Miyagi	Real estate trust beneficiary interests	46,248.96	10,200	10,151

ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki City Kanagawa	Real estate trust beneficiary interests	56,891.15	10,200	10,065
Osaka Shinsaibashi Building	4-12 Minamisenba 3-chome, Chuo-ku, Osaka City, Osaka	Real estate trust beneficiary interests	13,666.96	14,600	14,243
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki City, Kanagawa	Real estate trust beneficiary interests	63,652.33	8,350	8,266
8953 Hakata Reverain (Note 3)	3-1 Simo-kawabata Hakata-ku, Fukuoka-City, Fukuoka	Real estate trust beneficiary interests	25,446.35	13,300	12,711
Ito-Yokado Narumi	3-232 Urasato Midori-ku, Nagoya-City, Aichi	Real estate trust beneficiary interests	50,437.91	8,550	8,627
Minami Aoyama 2002 Building	8-5 Aoyama 5-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	1,582.48	5,350	5,418
Nara Family	2-4-1 Saidaiji-higashimachi, Nara-shi, Nara	Real estate trust beneficiary interests	87,526.45	31,700	32,437
Abiko Shopping Plaza	142-1 Abiko-aza-kita-iizuka Abiko City, Chiba	Real estate trust beneficiary interests	43,415.03	10,900	10,296
Ito-Yokado Yabashira	15 Higurashi 1-chome, Matsudo-City, Chiba	Real estate trust beneficiary interests	21,581.65	1,750	1,713
Total			410,449.27	114,900	113,933

Note 1 All commercial facilities we purchased during the current period represent real estate trust beneficiary interests, the trust property of which are such facilities.

Note 2 Appraisal value at the end of period shows the value appraised by the real estate appraiser (according to the reports prepared by the Japan Real Estate Institute as of the end of period) in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the *toshi hojin* as well as the regulations as stipulated by the Investment Trust Association.

Note 3 Abiko Shopping Plaza and Ito-Yokado Yabashira has not obtained the residence indication, therefore are written as it is on the registry.

The progress of rental business of each commercial facility in which the *toshi hojin* invests is as described below:

Name of Real Estate, etc.	Second Period (September 1, 2002 to February 28, 2003)			
	Number of Tenants at End of Period	Occupancy Ratio at End of Period	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues
Sendai Nakayama Shopping Center	2	100.0 %	447	30.8 %
ESPA Kawasaki	1	100.0	313	21.6
Osaka Shinsaibashi Building	1	100.0	418	28.8
JUSCO Chigasaki Shopping Center	1	100.0	274	18.9
8953 Hakata Reverain (Note 3)	-	-	-	-
Ito-Yokado Narumi	-	-	-	-
Minami Aoyama 2002 Building	-	-	-	-
Nara Family (Note 3)	-	-	-	-
Abiko Shopping Plaza	-	-	-	-
Ito-Yokado Yabashira	-	-	-	-
Total	5	100.0	1,453	100.0

Name of Real Estate, etc.	Third Period (March 1, 2003 to August 31, 2003)			
	Number of Tenants at End of Period	Occupancy Ratio at End of Period	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues
Sendai Nakayama Shopping Center	2	100.0 %	465	7.9
ESPA Kawasaki	1	100.0	351	5.9
Osaka Shinsaibashi Building	1	100.0	418	7.1
JUSCO Chigasaki Shopping Center	1	100.0	275	4.7
8953 Hakata Reverain (Note 3)	57	90.0	1,072	18.1

Ito-Yokado Narumi	1	100.0	325	5.5
Minami Aoyama 2002 Building	3	100.0	167	2.8
Nara Family (Note 3)	138	100.0	2,219	37.5
Abiko Shopping Plaza	50	99.9	592	10.0
Ito-Yokado Yabashira	1	100.0	32	0.5
Total	255	99.4	5,920	100.0

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 The total numbers of tenants are based upon the tenant compartment numbers determined in the lease agreement.

(3) Capital Expenditure relating to Properties

(Omitted)

Related Corporations of the *toshi hojin*
(Please see "1. Summary of Related Corporations of the *toshi hojin*".)

The name and related business of the major related corporations of the *toshi hojin* are as described below:

(1) Japan Retail Fund Investment Corporation (the "*toshi hojin*")

The toshi hojin manages the funds collected from investors mainly in securities, trust beneficiary interests and any other properties backed by real property.

(2) Mitsubishi Corp. – UBS Realty Inc. (Asset Manager)

Based on entrust from the *toshi hojin*, Asset Manager renders services concerning asset management as investment trust management company under the Investment Trust Law of Japan, in accordance with the Articles of Incorporation of the *toshi hojin* and with investment objects and policy of assets as stipulated therein.

(3) The Mitsubishi Trust and Banking Corporation ("the general administrator and assets custodian")

Based on entrust from the *toshi hojin*, it provides as general administrator under the Investment Trust Law of Japan (i) the business concerning registration of transfer of investment units issued by the *toshi hojin*, (ii) the business concerning issuance of such units, (iii) the business concerning administration of organs (the general meeting of unitholders and the board of directors), (iv) the business concerning accounting, (v) the business concerning payment of monies as dividends to investors, (vi) the business concerning request on exercise of rights from investors to the *toshi hojin* and the business concerning acceptance of other offers by investors, (vii) the business concerning preparation of accounting book and (viii) the business concerning tax payment.

In addition, based on entrust from the *toshi hojin*, it renders, as assets custodian under the Investment Trust Law of Japan, services concerning custody of property held by the *toshi hojin*.

Entity Relationship Diagram of the *toshi hojin*

(Omitted)

[Investment and dividends of the *toshi hojin*]

(Omitted)

November 27, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that the Investment Corporation determined to acquire the property listed below.

1. Outline of the acquisition:

(1) Assets acquired: beneficial interests in the real estate trust (Trustee: Chuo Mitsui Trust and Banking, Co., Ltd.)

(2) Name of the properties: Ito-Yokado Nishikicho

(3) Value for the acquisition: ¥13,212 mil.

(4) Purchase date: November 28, 2003 (conclusion of agreements for transfer of beneficial interests in the trust)
November 28, 2003 (scheduled) (execution of the transfer)

(5) Parties from which the properties have been acquired:
Ito-Yokado Co., Ltd.

(6) Funds for the acquisition: funds on hand and borrowed money

2. Reasons for the acquisition:

The Investment Corporation determined the acquisition of the property in accordance with its basic investment policy and style set forth in its Articles of

Incorporation and to enrich the properties in the Tokyo metropolitan area and income-type assets within the portfolio.

3. Description of the properties acquired

[Translation omitted.]

4. Outline of parties from which the properties have been acquired:

(1) Name: Ito-Yokado Co., Ltd.
(2) Location: 4-1-4 Shibakoen, Minato-ku, Tokyo
(3) Representative: Sakae Isaka
(4) Capital: ¥47,987 mil.
(5) Main business activities: retail business
(6) Relationship with the Investment Corporation: none

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2004.

- End -

November 27, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of Ito-Yokado Nishikicho.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Tokyo Mitsubishi Bank, Ltd., the Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking, Co., Ltd.

(2) Amount to be borrowed:
¥12,620 million (facility loan)
Breakdown of the parties

Tokyo Mitsubishi Bank, Ltd.	¥6,310 million
Mitsubishi Trust and Banking Corporation	¥3,155 million
Chuo Mitsui Trust and Banking, Co., Ltd.	¥3,155 million

(3) Interest rate: Not yet determined

(4) Expected date of borrowing:
November 28, 2003 (Friday)

(5) Method of borrowing:

Borrowing based on a separate agreement for individual facility loan entered into with the parties listed in (1) above.

Security will be created through the first pledge on beneficial interests in the real estate trust with the trust property of Ito-Yokado Nishikicho.

(6) Interest payment date:

The last day of December, 2003 and the last day of March, June and September, 2004 respectively as well as the date of repayment of principal

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, but it will be possible to repay principal (in part) prior to a scheduled date of repayment of principal by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust created as security.

(8) Scheduled date of repayment of principal:

November 26, 2004 (Friday)

We will advise you of interest rate when it is determined.

- End -

November 28, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period specified below has been determined as below on the borrowing made by the Investment Corporation on November 28, 2003.

Interest rate

Facility loan:

From November 28, 2003 to December 30, 2003: 1.06000% per annum

Interest rate on and after December 30, 2003 has not been determined yet (scheduled to be determined on December 26).

- End -

December 5, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that the Investment Corporation determined to acquire the property listed below.

1. Outline of the acquisition:

(1) Assets acquired: beneficial interests in the real estate trust (Trustee: Mizuho Trust& Banking, Co., Ltd.)

(2) Name of the properties: Daikanyama DK Building

(3) Value for the acquisition: ¥1,235 mil.

(4) Purchase date: December 10, 2003 (conclusion of agreements for transfer of beneficial interests in the trust)
December 10, 2003 (scheduled) (execution of the transfer)

(5) Parties from which the properties have been acquired:
Yugen-kaisha Grande Trust

(6) Funds for the acquisition: funds on hand and borrowed money

2. Reasons for the acquisition:

The Investment Corporation determined the acquisition of the property in accordance with its basic investment policy and style set forth in its Articles of Incorporation and to

enrich the properties in the Tokyo metropolitan area and income-type assets within the portfolio.

3. Description of the properties acquired

[Translation omitted.]

4. Outline of parties from which the properties have been acquired:

(1)	Name:	Yugen-kaisha Grande Trust
(2)	Location:	1-5-2 Ebisu-minami, Shibuya-ku, Tokyo
(3)	Representative:	Seiko Iwata
(4)	Capital:	¥3 mil.
(5)	Main business activities:	dealings and lease of real estate
(6)	Relationship with the Investment Corporation: none	

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2004.

- End -

December 5, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of Daikanyama DK Building.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Tokyo Mitsubishi Bank, Ltd., the Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking, Co., Ltd.

(2) Amount to be borrowed:
¥1,110 million (facility loan)
Breakdown of the parties

Tokyo Mitsubishi Bank, Ltd.	¥555 million
Mitsubishi Trust and Banking Corporation	¥277.5 million
Chuo Mitsui Trust and Banking, Co., Ltd.	¥277.5 million

(3) Interest rate: Not yet determined

(4) Expected date of borrowing:
December 10, 2003 (Wednesday)

(5) Method of borrowing:

Borrowing based on a separate agreement for individual facility loan entered into with the parties listed in (1) above.

Security will be created through the first pledge on beneficial interests in the real estate trust with the trust property of Daikanyama DK Building.

(6) Interest payment date:

The last day of December, 2003 and the last day of March, June and September, 2004 respectively as well as the date of repayment of principal

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, but it will be possible to repay principal (in part) prior to a scheduled date of repayment of principal by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust created as security.

(8) Scheduled date of repayment of principal:

December 9, 2004 (Thursday)

We will advise you of interest rate when it is determined.

- End -

December 10, 2003

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period specified below has been determined as below on the borrowing made by the Investment Corporation on Wednesday December 10, 2003.

Interest rate

Facility loan:

From December 10, 2003 to December 30, 2003: 1.07000% per annum

Interest rate on and after December 30, 2003 has not been determined yet (scheduled to be determined on December 26).

- End -

January 5, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period specified below has been determined as below on the borrowing made by the Investment Corporation on September 18, 2003 (for the acquisition of Ito-Yokado Kamifukuokahigashi), November 28, 2003 (for the acquisition of Ito-Yokado Nishikicho) and December 10, 2003 (for the acquisition of Daikanyama DK Building) respectively.

Interest rate

Facility loan:

From December 31, 2003 to March 31, 2004: 1.07833% per annum

Interest rate on and after March 31, 2004 has not been determined yet (scheduled to be determined on March 29).

- End -

January 8, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that the Investment Corporation determined to acquire the property listed below.

1. Outline of the acquisition:

(1) Assets acquired: beneficial interests in the real estate trust (Trustee: Chuo Mitsui Trust and Banking, Co., Ltd.)

(2) Name of the properties: Harajuku FACE Building

(3) Value for the acquisition: ¥2,770 mil.

(4) Purchase date: January 9, 2004 (conclusion of agreements for transfer of beneficial interests in the trust)
January 9, 2004 (scheduled) (execution of the transfer)

(5) Parties from which the properties have been acquired:
Yugen-kaisha Koyo

(6) Funds for the acquisition: funds on hand and borrowed money

2. Reasons for the acquisition:

The Investment Corporation determined the acquisition of the property in accordance with its basic investment policy and style set forth in its Articles of Incorporation and to

enrich the properties in the Tokyo metropolitan area and income-type assets within the portfolio.

3. Description of the properties acquired

[Translation omitted.]

4. Outline of parties from which the properties have been acquired:

(1)	Name:	Yugen-kaisha Koyo
(2)	Location:	1-5-1 Shinjuku, Shinjuku-ku, Tokyo
(3)	Representative:	Osamu Kaneko
(4)	Capital:	¥300 mil.
(5)	Main business activities:	dealings and lease of real estate

(6) Relationship with the Investment Corporation: none

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2004.

- End -

January 8, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of Harajuku FACE Building.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Tokyo Mitsubishi Bank, Ltd., the Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking, Co., Ltd.

(2) Amount to be borrowed:
¥2,598 million (facility loan)
Breakdown of the parties

Tokyo Mitsubishi Bank, Ltd.	¥1,299 million
Mitsubishi Trust and Banking Corporation	¥649.5 million
Chuo Mitsui Trust and Banking, Co., Ltd.	¥649.5 million

(3) Interest rate: Not yet determined

(4) Expected date of borrowing:
January 9, 2004 (Friday)

(5) Method of borrowing:

Borrowing based on a separate agreement for individual facility loan entered into with the parties listed in (1) above.

Security will be created through the first pledge on beneficial interests in the real estate trust with the trust property of Harajuku FACE Building.

(6) Interest payment date:

The last day of March, June, September and December 2004 respectively as well as the date of repayment of principal

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, but it will be possible to repay principal (in part) prior to a scheduled date of repayment of principal by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust created as security.

(8) Scheduled date of repayment of principal:

January 7, 2005 (Friday)

We will advise you of interest rate when it is determined.

- End -

January 8, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period specified below has been determined as below on the borrowing expected to be made by the Investment Corporation on January 9, 2004 (for the acquisition of Harajuku FACE Building).

Interest rate

Facility loan:

From January 9, 2004 to March 31, 2004: 1.09333% per annum

Interest rate on and after March 31, 2004 has not been determined yet (scheduled to be determined on March 29).

- End -

January 14, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that the Investment Corporation determined to acquire the property listed below.

1. Outline of the acquisition:

(1) Assets acquired: beneficial interests in the real estate trust (building and subleasehold rights (and leasehold rights for a part of land)) (Trustee: UFJ Trust Bank Limited)

(2) Name of the properties: Aeon Higashiura Shopping Center

(3) Value for the acquisition: ¥6,700 mil.

(4) Purchase date: January 15, 2004 (scheduled)

(5) Parties from which the properties have been acquired:
Century Leasing System, Inc.

(6) Funds for the acquisition: funds on hand and borrowed money

2. Reasons for the acquisition:

The Investment Corporation determined the acquisition of the property in accordance with its basic investment policy and style set forth in its Articles of Incorporation and to enrich the properties in Chubu area and income-type assets within the portfolio.

3. Description of the properties acquired

[Translation omitted.]

4. Outline of parties from which the properties have been acquired:

(1)	Name:	Century Leasing System, Inc.
(2)	Location:	2-4-1 Hamamatsucho, Minato-ku, Tokyo
(3)	Representative:	Mitsuaki Fukuda
(4)	Capital:	¥ 11.867,170 bil.
(5)	Main business activities:	leasing business
(6)	Relationship with the Investment Corporation: none	

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2004.

- End -

January 14, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of Aeon Higashiura Shopping Center.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Tokyo Mitsubishi Bank, Ltd., the Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking, Co., Ltd.

(2) Amount to be borrowed:
¥6,200 million (facility loan)
Breakdown of the parties

Tokyo Mitsubishi Bank, Ltd.	¥3,100 million
Mitsubishi Trust and Banking Corporation	¥1,550 million
Chuo Mitsui Trust and Banking, Co., Ltd.	¥1,550 million

(3) Interest rate: 1.09000% (January 15, 2004～March 31, 2004)

(4) Expected date of borrowing:

January 15, 2004 (Thursday)

(5) Method of borrowing:

Borrowing based on a separate agreement for individual facility loan entered into with the parties listed in (1) above.

Security will be created through the first pledge on beneficial interests in the real estate trust with the trust property of Aeon Higashiura Shopping Center.

(6) Interest payment date:

The last day of March, June, September and December 2004 respectively as well as the date of repayment of principal

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, but it will be possible to repay principal (in part) prior to a scheduled date of repayment of principal by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust created as security.

(8) Scheduled date of repayment of principal:

January 14, 2005 (Friday)

Interest rate on and after March 31, 2004 has not been determined yet (scheduled to be determined on March 29).

- End -

January 20, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Ranking in Deal of the Year 2003

The additional issue and offering of investment units of the Japan Retail Fund Investment Corporation made last March was chosen the fifth best deal of the year after large-scale IPO's such as Seiko-Epson and NEC Electronics, in the equity finance division of the Deal of the Year 2003 award carried out by Nihon Keizai Shimbun and appeared in the *Nikkei Koushasai Jyouhou* dated January 12, 2004. There were 38 matters of which the offering scale was over ¥100 billion, of which 8 were JREIT and Japan Retail Fund Investment Corporation was the only one chosen. It was highly rated for its increase of portfolio cash flow caused by the acquisitions of the new properties by raised funds and its contribution to the further expansion of the investors in JREIT.

- End -

January 22, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Property

We hereby inform you that the Investment Corporation determined to acquire the property listed below.

1. Outline of the acquisition:

(1) Assets acquired: beneficial interests in the real estate trust (Trustee: Mitsubishi Trust and Banking Corporation)

(2) Name of the properties: Aeon Kashiihama Shopping Center

(3) Value for the acquisition: ¥13,300 mil.

(4) Purchase date: January 22, 2004 (conclusion of agreements for transfer of beneficial interests in the trust)
January 29, 2004 (scheduled) (execution of the transfer)

(5) Parties from which the properties have been acquired:
Kabushiki-kaisha E. F. J

(6) Funds for the acquisition: funds on hand and borrowed money

2. Reasons for the acquisition:

The Investment Corporation determined the acquisition of the property in accordance with its basic investment policy and style set forth in its Articles of Incorporation and to

enrich the properties in the Kyushu area and income-type assets within the portfolio.

3. Description of the properties acquired

[Translation omitted.]

4. Outline of parties from which the properties have been acquired:

(1)	Name:	Kabushiki-kaisha E. F. J
(2)	Location:	5-8-1 Chihaya, Higashi-ku, Fukuoka
(3)	Representative:	Koichi Kunishida
(4)	Capital:	¥600 mil.
(5)	Main business activities:	real estate development and consulting
(6)	Relationship with the Investment Corporation: none	

5. Future Prospect:

This acquisition will not have influence on the management conditions of the fund for the accounting period ending February 2004.

- End -

January 27, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing

We hereby inform you that following decision has been made on money borrowing.

1. Reasons for borrowing:
To fund the money to purchase beneficial interests in the real estate trust of Aeon Kashiihama Shopping Center.

2. Description of the borrowing:

(1) Parties from which the borrowing is made:
The Tokyo Mitsubishi Bank, Ltd., the Mitsubishi Trust and Banking Corporation and The Chuo Mitsui Trust and Banking, Co., Ltd.

(2) Amount to be borrowed:
¥12,500 million (facility loan)
Breakdown of the parties

Tokyo Mitsubishi Bank, Ltd.	¥6,250 million
Mitsubishi Trust and Banking Corporation	¥3,125 million
Chuo Mitsui Trust and Banking, Co., Ltd.	¥3,125 million

(3) Interest rate: Not yet determined

(4) Expected date of borrowing:
January 29, 2004 (Thursday)

(5) Method of borrowing:

Borrowing based on a separate agreement for individual facility loan entered into with the parties listed in (1) above.

Security will be created through the first pledge on beneficial interests in the real estate trust with the trust property of Aeon Kashiihama Shopping Center.

(6) Interest payment date:

The last day of March, June, September and December 2004 respectively as well as the date of repayment of principal

(7) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal, but it will be possible to repay principal (in part) prior to a scheduled date of repayment of principal by providing the capital attributable to the sales proceeds on any of the beneficial interests in trust created as security.

(8) Scheduled date of repayment of principal:

January 28, 2005 (Friday)

We will advise you of interest rate when it is determined.

- End -

January 29, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that interest rate for the period specified below has been determined as below on the borrowing expected to be made by the Investment Corporation on January 29, 2004 (for the acquisition of Aeon Kashiihama Shopping Center).

Interest rate

Facility loan:

From January 29, 2004 to March 31, 2004: 1.07125% per annum

Interest rate on and after March 31, 2004 has not been determined yet (scheduled to be determined on March 29).

- End -

January 29, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Revisions of Expected Management Conditions
For the Periods Ending in February, 2004 and August, 2004

We hereby inform you that a decision has been made to revise as below the expected management conditions of the Investment Corporation for the periods ending in February, 2004 (from September 1, 2003 to February 29, 2004) and in August, 2004 (from March 1, 2004 to August 31, 2004) which were publicly announced on October 23, 2003 when the accounts for the period ending in August 2003 were disclosed.

1. Revisions of the expected management conditions for the period ending in February, 2004

	Operating income	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥6,368 mil.	¥2,372 mil.	¥15,553	0
Estimate as revised (B)	¥6,853 mil.	¥2,398 mil.	¥15,724	0
Increase or decrease (B-A)	¥485 mil.	¥26 mil.	¥171	0

Percentage of increase or decrease	7.6%	1.0%	1.0%	0%

For reference: The estimated number of outstanding investment units as of the end of the period is 152,502 units. (Note 1)

2. Revisions of the expected management conditions for the period ending in August, 2004

	Operating income	Net profit	Dividends per unit (exclusive of dividends in excess of profit)	Dividends in excess of profit per unit
Previous estimate (A)	¥6,371 mil.	¥2,006 mil.	¥13,153	0
Estimate as revised (B)	¥8,596 mil.	¥3,086 mil.	¥14,059	0
Increase or decrease (B-A)	¥2,225 mil.	¥1,080 mil.	¥906	0
Percentage of increase or decrease	34.9%	53.8%	6.8%	0%

For reference: The estimated number of outstanding investment units as of the end of the period is 219,502 units. (Note 1)

Note 1: The estimated number of outstanding investment units as of the end of the period is calculated on the preconditions as stated in Schedule hereto.

Note 2: Any fractions less than the indicted unit are discarded.

Note 3: In the estimation of management conditions, calculations are made as if all the assets to be purchased were acquired without delay after the closing date (March 1, 2004) for the investment units subject to this offering.

3. Reasons for the revisions:

The board meeting held in January 29, 2004 resolved an additional issuance of investment units for the purpose of newly purchasing some specific assets (which are within the meaning of Article 2, paragraph 1, of the Investment Trust Law of Japan) and the repayment of short term loan. The expected management conditions publicly announced on October 23, 2003 have thus been revised, as there have occurred changes in the pre-conditions for the expectation of that management conditions.

"Pre-conditions for Estimating Management Conditions for the Fourth Period (from September 1,2003 to February 29, 2004) and the Fifth Period (from March 1, 2004 to August 31, 2004)"

[Translation omitted.]

January 29, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Additional Issue and Offer for Sale of Investment Units

We hereby inform you that the Investment Corporation has resolved as below on the issue of new investment units at its board meeting held on January 29, 2004 and has decided as below on the offer for sale thereof on the same day.

1. Terms and Conditions of Issuance of New Investment Units through Public Offering

(1) Number of new investment units to be issued: 67,000 units

The expected number of units for the Japanese Offering stated in (3) (i) below will be 45,300 and that for the International Offering stated in (3) (ii) below will be 21,700. The definite number of units of each of the Japanese and International Offerings will be determined within the total number of issue of 67,000 units on the Issue Price Determination Date set out in (2) below, taking the demand conditions into consideration.

(2) Issue value: Not yet determined.

(To be determined at a board meeting to be held on a day between

February 17, 2004 (Tuesday) through February 19, 2004 (Thursday) (the "Issue Price Determination Date"). The issue value refers to an amount which the Corporation will receive as the money paid for each new investment unit from the underwriters.

(3) Method of offering:

(i) Japanese Offering

The offering in Japan (the "Japanese Offering") will be in the form of public offering and all investment units for the Japanese Offering will be purchased and subscribed for by Nikko Citigroup Limited, UBS Securities Limited, Nomura Securities Co., Ltd., Mitsubishi Securities Co., Ltd., Daiwa Securities SMBC Co., Ltd., Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd. (the "Japanese Underwriters").

- Nikko Citigroup Limited and UBS Securities Limited may be referred to as the "Joint Lead Managers".

(ii) International Offering

International Offering will be conducted on overseas markets mainly in Europe (provided, in the United Unites only private offering to the qualified institutional buyers as defined in Rule 144A of the U.S. Securities Act of 1933) (the "International Offering" and together with the Japanese Offering, the "Offering"), and all investment units for the International Offering will be purchased and subscribed for by international underwriters (the "International Underwriters"), with Citigroup Global Markets Limited and UBS Limited acting as the joint lead managers.

(iii) Joint global coordinators

Nikko Citigroup Limited and UBS Securities Limited will act as the joint global coordinators for the Offering.

The issue price each for the Japanese and International Offerings will be determined after considering of the demand conditions, with the preliminary price in an amount being obtained by deducting the expected distribution of ¥15,724 from

the closing price of investment units of the Company on the Tokyo Stock Exchange on the Issue Price Determination Date (or if no closing price is available on that day, the closing price on the day immediately prior thereto) and multiplied by 0.90-1.00 (any decimal faction less than one full yen to be rounded down).

(4) Place of handling of payment:

Head Office of Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(5) Nature of underwriting agreement:

No underwriting fee shall be paid. The underwriters shall instead receive the proceeds as a total amount obtained by deducting the issue value (or the underwriting value) from the issue price.

(6) Subscription Unit: One unit or more in an integral multiple of one unit

(7) Subscription period for the domestic offering:

From February 20, 2004 (Friday) to February 24, 2004 (Tuesday)
Such subscription period may be advanced, taking the demand conditions into consideration, and will be from February 18, 2004 (Wednesday) to February 20, 2004 (Friday) in the most advanced case.

(8) Date of payment:

March 1, 2004 (Monday)

(9) Date of delivery of investment units:

March 2, 2004 (Tuesday)

(10) Date from which cash distributions shall be calculated:

March 1, 2004 (Monday)

(11) The issue price and any other matters necessary for the issuance of these new investment units will be subject to approval of a board meeting to be held hereafter.

(12) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

2. Terms and Conditions of Offer for Sale of Investment Units (offer by over-allotment)

(1) Number of investment units to be offered for sale:

Up to 3,427 units

(2) Offerer and number of investment units to be offered for sale:

Nikko Citigroup Limited

Up to 3,427 units

The offer by over-allotment will be affected by Nikko Citigroup Limited along with the Japanese Offering, considering the demand conditions thereof. The number of investment units to be offered for sale stated in (1) above indicates the upper limit and may be reduced or the offer may not be affected in its entirety, due to the demand conditions. The investment units of the Corporation subject to the offer by over-allotment are those to be borrowed by Nikko Citigroup Limited from Mitsubishi Corporation, an investor of the Corporation.

(3) Offer price: Not yet determined (to be the same as the issue price for the Offering)

(4) Method of offer:

Nikko Citigroup Limited will effect, considering the demand conditions of the Japanese Offering, an additional offer for sale of the investment units of the Corporation, which are to be borrowed from Mitsubishi Corporation, an investor of the Corporation. Provided, in the event of a suspension of the Offering, however, the offer by over-allotment will be suspended accordingly.

(5) Subscription period: Same as the subscription period for the Japanese Offering.

(6) Date of delivery: March 2, 2004 (Tuesday)

(7) Subscription Unit: One unit or more in an integral multiple of one unit

(8) The offer price and any other matters necessary for the offer of these investment units will be subject to approval of a board meeting to be held hereafter.

(9) Each of the items listed above shall be subject to the registration under the Securities and Exchange Law of Japan taking effect.

[Translation omitted hereinafter.]

6. Others

(4) Assets to be acquired:

The Investment Corporation is to acquire beneficial interests (the "assets to be acquired") in the trust with the following real estate placed each in trust by using the funds raised through the issue of these investment units and the money borrowed as required.

Real Estate in trust (Name of property)	Trustee	Trust period	Estimated price for purchase (in mil. yen) (Note 1)	Current owner
Esquisse Omotesando	Chuo Mitsui Trust and Banking	Feb. 6, 2001- August 5, 2011	14,500	Yugen-kaisha MC Omotesando
Aeon Sapporo Naebo Shopping Center	Mitsubishi Trust And Banking	August 29, 2003- August 31, 2023	9,380	Higashi Naebo Shopping Center Tokutei mokuteki-kaisha
Total			23,880	

Note 1: The estimated price for purchase may change. In the case of changes in the state of the trust assets (including but not limited to changes in the condition of leasing between the tenant), the estimated price for each purchase shall be altered upon the discussion between each present trustees and the Investment Corporation.

[Translation omitted hereinafter.]

February 17, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Determination, etc. of Issue Price and Offer Price of Investment Units

We hereby inform you that the board meeting of the Investment Corporation held on February 17, 2004 has determined or changed as below the issue price and offer price for the issue of new investment units resolved at its board meeting held on January 29, 2004 and the offer for sale thereof decided on the same day.

1. Terms and Conditions of Issuance of New Investment Units through Public Offering

(1) Number of new investment units to be issued: 67,000 units

Of which the number for offering in Japan: 44,300 units and the number for offering on overseas markets, mainly in Europe (provided, in the United States only private placement to qualified institutional buyers as defined by Rule 144A of the U.S. Securities Act): 22,700 units

(2) Issue price: ¥654,910 per unit

(3) Total issue price: ¥43,878,970,000

(4) Issue value: ¥630,852 per unit

(5) Total issue value: ¥42,267,084,000

(5) Subscription period for the Japanese Offering:

From February 18, 2004 (Wednesday) to February 20, 2004 (Friday)

2. Terms and Conditions of Offer for Sale of Investment Units (Offer by Over-allotment)

(1) Number of investment units to be offered for sale: 3,427 units

(2) Offer price: ¥654,910 per unit

(3) Total offer price: ¥2,244,376,570

(4) Subscription period: From February 18, 2004 (Wednesday) to February 20, 2004 (Friday)

[Translation omitted hereinafter.]

March 2, 2004

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Izumikan-Kioicho Building
4-3, Kioi-cho, Chiyoda-ku, Tokyo
Name of the representative:
Yuichi Hiromoto, Executive Director
(Code number 8953)
Inquiries:
Hidenori Asai,
Deputy President
Mitsubishi Corp.-UBS Realty Inc.
Tel:03-3511-1692

Notice of Acquisition of Properties

We hereby inform you that the Investment Corporation determined to acquire the properties listed below on March 2, 2004.

The Investment Corporation will acquire two beneficial interests in the trust related to the two properties listed as the "assets to be acquired" in the filed prospectus for issuance and sale of new investment units (as of January 2004) of the Investment Corporation.

1. Outline of the acquisition:

(1) Assets acquired: two beneficial interests in the real estate trust relating to the property

(2) Name of the properties: Esquisse Omotesando (Property 1)
Aeon Sapporo Naebo Shopping Center (Property 2)

(3) Value for the acquisition: ¥14,500 mil. for Property 1
¥9,260 mil. for Property 2
Total ¥23,760 mil.

(4) Purchase date: March 2, 2004

(5) Parties from which the properties have been acquired:
Yugen-kaisha MC Omotesando for Property 1

Higashi Naebo Shopping Center Tokutei mokuteki-kaisha
for Property 2

(6) Funds for the acquisition: funds on hand

2. Reasons for the acquisition of Property 1:
The Investment Corporation determined acquisition of the property in accordance to enrich the properties in central Tokyo area within the portfolio.

[Translation omitted hereinafter.]

3. Reasons for the acquisition of Property 2:
This is the first Hokkaido-based property in the portfolio, which the Investment Corporation acquired, and this acquisition serves to enrich the income type assets. The Special Purpose Company, of which Mitsubishi Corporation is the preferred capital contributor and project manager, operates as the developer and this property is to be transferred to the Investment Corporation as beneficial income property after completion.

[Translation omitted hereinafter.]

EXHIBIT D

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B. Items 1 to 9.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953) News Release – September 12, 2003

Japan Retail Fund Investment Corporation Acquires Ito-Yokado Kamifukuoka-higashi Shopping Center in Kamifukuoka, Saitama Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire the Ito-Yokado Kamifukuoka-higashi Shopping Center for 6.9 billion yen. This property was constructed in October 1999 and has a leaseable area of 28,316.18 square meters and a parking deck which can accommodate approximately 1,400 automobiles. Ito-Yokado masterleases the entire two-story property.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Ito-Yokado Kamifukuoka-higashi Shopping Center fits well into our acquisition strategy. First, the acquisition is accretive to our funds from operations. This shopping center offers a number of attractive features, including a long-term lease contract and a strategic location only 25 kilometers from the center of Tokyo. Approximately 250,000 people live within a five kilometer radius of the property. It is anticipated that this property will benefit from further increases in consumer traffic as a result of population growth from re-urbanization in the surrounding areas.

The merchandise offered by this shopping center includes grocer, apparel and daily necessities which attract household and family-type customers, with sales strategies of the specialty stores following closely the masterlessor Ito-Yokado's merchandising concept. Specifically, this shopping center has approximately 7,000 square meters of shopping space on each floor, and the floor layout is well designed to ensure easy access by customers.

This purchase represents our fifth property in which Ito-Yokado is the lead tenant (Ito-Yokado, parent of Seven-Eleven, is currently rated AA by Standard & Poor's and Aa3 by Moody's)".

Following the acquisition, the share of our investment grade tenants will increase from 39% to 42%. In addition, the inclusion of this property in the Fund's portfolio serves to further our geographical diversification as well as to capture the existing increasing consumer demand supported by the highly concentrated population of the Kanto region.

The acquisition was financed through a combination of cash on hand and the assumption of 2,160 million yen in non-interest bearing security deposits due upon lease termination in September 2019, with the remainder from bank borrowings. The leverage ratio of Japan Retail Fund Investment Corporation will increase to approximately 42% following the purchase of this property. Under the terms of the lease, the tenant is responsible for all operating expenses in connection with the operation of the property.

Property Information Summary

Property Name	Ito-Yokado Kamifukuoka-higashi
Location	1-30, 2-chome, Ohara, Kamifukuoka-shi
Land size	40,280.18 ㎡
Total floor space	43,840.28 ㎡
Leaseable area	28,316.18 ㎡
Building summary	2 floors above ground. Roof floor is used for parking space. 3 stories parking deck next to the store building.
Parking capacity	Approximately 1,400 automobiles
Major tenant	Ito-Yokado

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. JRF will own eleven properties containing approximately 436,000 square meters of leaseable space upon the closing of this acquisition.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).

Pictures of the Property





Japan Retail Fund Investment Corporation

Third Fiscal Period Results

(March 1, 2003 – August 31, 2003)

DISCLAIMER

This document contains translations of selected information described in the Financial Release (*"Kessan Tanshin"*) prepared under the timely-disclosure requirements of the Tokyo Stock Exchange, and portions of the Financial Statements and the Performance Information Report for the third fiscal period from March 1, 2003 to August 31, 2003, of Japan Retail Fund Investment Corporation ("JRF") prepared pursuant to the Investment Trust Law of Japan.

This English language document was prepared solely for the convenience of and reference by overseas investors and neither corresponds to the original Japanese documents nor is it intended to constitute a disclosure document. The Japanese language Financial Release and the Financial Statements and the Performance Information Report for the aforementioned should always be referred to as originals of this document.

English terms for Japanese legal, accounting, tax and business concepts used herein may not be precisely identical to the concepts of the equivalent Japanese terms. With respect to any and all terms herein, including without limitation, financial statements, if there exist any discrepancies in the meaning or interpretation thereof between the original Japanese documents and English statements contained herein, the original Japanese documents will always govern the meaning and interpretation. Neither JRF, Mitsubishi Corp.-UBS Realty Inc. ("MC-UBSR") nor any of their respective directors, officers, employees, partners, shareholders, agents or affiliates will be responsible or liable for the completeness, appropriateness or accuracy of English translations or the selection of the portions(s) of any document(s) translated into English. No person has been authorized to give any information or make any representations other than as contained in this document in relation to the matters set out in this document, and if given or made, such information or representation must not be relied upon as having been authorized by JRF, MC-UBSR or any of their respective directors, officers, employees, partners, shareholders, agents or affiliates.

The financial statements of JRF have been prepared in accordance with generally accepted accounting principles in Japan (Japanese GAAP) which may materially differ in certain respects from generally accepted accounting principles in other jurisdictions.

Certain provisions of this document contain forward-looking statements and information. We base these statements on our beliefs as well as our assumptions based solely on certain limited information currently available to us. Because these statements reflect our current views concerning future events, these statements involve known and unknown risks, uncertainties and assumptions. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: the general economy, market conditions, financial markets including the performance of the retail market, interest rate fluctuations, competition with our retail properties, and the impact of changing regulations or taxation. JRF does not intend, and is under no obligation to, update any particular forward-looking statement included in this document to reflect future events or circumstances or of any statements or information contained therein.

October 23, 2003

Japan Retail Fund Investment Corporation
Announcement of Third Fiscal Period Results

Distribution Per Unit +4.1% Above Estimates

Summary of Financial Results

Japan Retail Fund Investment Corporation ("JRF"; TSE ticker code: 8953) today announced the financial results of its third fiscal period for the six-months ending August 31, 2003.

For the third fiscal period, JRF reported gross revenues of ¥5,920 million, operating income of ¥2,572 million, income before income taxes of ¥2,303 million, net income of ¥2,302 million and earnings and cash distributions per unit of ¥15,095. The cash distributions per unit exceeded the estimate of ¥14,504 reported to the Tokyo Stock Exchange on April 23, 2003 by 4.1%.

As of August 31, 2003, JRF's property portfolio consisted of ten retail properties and was independently appraised at ¥114,900 million in aggregate.

The assets of JRF totaled ¥126,378 million as of August 31, 2003, long term interest bearing debt was ¥4,170 million and total unitholders' equity was ¥76,223 million, or ¥499,820 per unit, with a total of 152,502 units outstanding.

"We are quite pleased with these operating results," said Mr. Yuichi Hiromoto, JRF's Executive Director as well as the President and Chief Executive Officer of JRF's Asset Manager, Mitsubishi Corp.-UBS Realty Inc. "In our view, these results demonstrate the continued strong performance of our retail property ownership business and the strength and quality of our properties, which continue to deliver a steady basis for on-going distributions per unit."

Third Fiscal Period Highlights

Operating Environment: On March 4, 2003, JRF issued a total of 95,000 new investment units at a price per unit of ¥521,228, of which 67,910 of such units were issued in connection with a Japanese Primary Offering, and 27,090 of such units were issued in connection with an International Offering pursuant to Rule 144A under the U.S. Securities Act of 1933. Net proceeds of approximately ¥47.7 billion from these Offerings were substantially utilized in the acquisition of five additional retail properties with an aggregate purchase price of ¥67.9 billion.

On March 26, 2003, 5,102 additional units were issued by JRF in connection with the exercise of an over-allotment option granted in connection with underwriter stabilization activities within the Japanese offering, generating an additional ¥2.6 billion in net proceeds to JRF.

On June 16, 2003, JRF acquired Ito-Yokado Yabashira Shopping Center for ¥1,616 million. The acquisition was financed through a combination of cash on hand and the assumption of ¥450 million in non-interest bearing security deposits due upon lease termination in October 2008.

Bank Borrowings and Credit Facilities: The Company repaid its outstanding short-term borrowings of ¥4,830 million on March 31, 2003.

On July 16, 2003, JRF obtained a commitment line of ¥3 billion from a financial institution for a 12-month period, with a renewal option. The purpose of this line is to free up cash resources dedicated as reserves for the repayment of tenant deposits.

Leverage: As of August 31, 2003, JRF's overall leverage level was 37.9% (3.3% excluding tenant deposits).

JRF's Portfolio Profile: As of August 31, 2003, JRF's portfolio was comprised of ten retail properties with 410,449 square meters of leaseable space and with a weighted average building age of 6.8 years.

Acquisition after Balance Sheet Date

Additional Acquisition: On September 18, 2003, JRF completed the acquisition of the Ito-Yokado Kamifukuoka-Higashi Shopping Center for ¥6.9 billion. The acquisition was financed through a combination of cash on hand and the assumption of ¥2,160 million in non-interest bearing security deposits due upon lease termination in September 2019, with the remainder of ¥3,500 million from bank borrowings.

Forecasts for the Fourth and Fifth Accounting Periods

Performance Forecasts: For the fourth accounting period from September 1, 2003 to February 29, 2004, JRF estimates gross revenue at ¥6,368 million and net income at ¥2,372 million, or ¥15,553 per unit. For the fifth accounting period from March 1, 2004 to August 31, 2004, JRF estimates gross revenue at ¥6,371 million and net income at ¥2,006 million, or ¥13,153 per unit. The forecast decline in fifth accounting period gross revenue and net income is primarily attributable to increases in property tax expense. In accordance with Generally Accepted Accounting Principles in Japan, property taxes are capitalized in the year of acquisition. Our forecasts assume no property acquisitions during the fourth and fifth accounting periods apart from the September 18, 2003 acquisition described in the previous paragraph.

JRF and its Asset Manager, having considered the operating environment in which JRF operates, believe that the above forecasts, based on operating assumptions associated with JRF's current portfolio, are reasonable. However, these numbers are not a guarantee of JRF's fourth and fifth period performance and that final results may differ due to unforeseen circumstances.

Please also refer to "Disclaimer" accompanying this document.

About JRF

Japan Retail Fund Investment Corporation is the third listed Japanese Real Estate Investment Trust ("J-REIT") and the first J-REIT to focus primarily on retail properties.

As of the date of this announcement, JRF owns eleven retail properties containing approximately 439,000 square meters of leaseable space, with a weighted average building age of 6.8 years.

Investor Relations: *For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc. (Telephone Number: 81-3-3511-1692)*

(Summary Financial Information Attached)

JAPAN RETAIL FUND INVESTMENT CORPORATION
BALANCE SHEETS
As of August 31, 2003 and February 28, 2003

	August 31, 2003 (JPY in Millions)	February 28, 2003 (JPY in Millions)
ASSETS		
Current assets:		
Cash and cash equivalents	7,178	1,734
Rental receivables	310	45
Consumption tax refundable	1,586	–
Prepaid expenses and other assets	225	16
Total current assets	9,299	1,795
Non-current assets:		
Property and equipment, at cost:		
Land	62,441	27,552
Buildings	48,033	14,982
Building improvements	1,936	995
Machinery and equipment	377	79
	112,787	43,608
Less: Accumulated depreciation	(1,420)	(580)
Net property and equipment	111,367	43,028
Other assets:		
Leasehold rights	2,468	–
Other intangible assets	98	–
Deposits	2,843	–
Long-term prepaid expenses	30	33
Organization costs	84	97
Other	189	59
Total other assets	5,712	189
TOTAL ASSETS	126,378	45,012

JAPAN RETAIL FUND INVESTMENT CORPORATION
BALANCE SHEETS
As of August 31, 2003 and February 28, 2003

	August 31, 2003 (JPY in Millions)	February 28, 2003 (JPY in Millions)
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	–	4,830
Rent received in advance	368	142
Accrued expenses and other liabilities	1,910	200
Total current liabilities	2,278	5,172
Non-current liabilities:		
Long-term debt	4,170	4,170
Tenant leasehold and security deposits	43,704	11,192
Other	3	59
Total non-current liabilities	47,877	15,421
TOTAL LIABILITIES	50,155	20,593
Unitholders' equity:		
Unitholders' capital, 2,000,000 units authorized, 152,502 units issued and outstanding	73,921	23,662 (1)
Retained earnings	2,302	757
TOTAL UNITHOLDERS' EQUITY	76,223	24,419
TOTAL LIABILITIES AND UNITHOLDERS' EQUITY	126,378	45,012

(1) 52,400 units issued and outstanding as of February 28, 2003

JAPAN RETAIL FUND INVESTMENT CORPORATION
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Six Months Ended
August 31, 2003 and February 28, 2003

	March 1, 2003 to August 31, 2003 (JPY in Millions)	September 1, 2002 to February 28, 2003 (JPY in Millions)
Operating revenues		
Rental and other operating revenues	5,920	1,453
Operating expenses		
Property-related expenses	2,886	341
Asset management fees	362	132
Custodian fees	9	9
General administration fees	47	28
Other	44	29
	3,348	539
Operating income	2,572	914
Non-operating revenues		
Non-operating revenues	–	1
Non-operating expenses		
Interest expense	27	49
Offering costs	214	82
Amortization of organization costs	14	14
Other non-operating expenses	14	12
Income before income taxes	2,303	757
Income taxes	1	1
Net income	2,302	756

JAPAN RETAIL FUND INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
For the Six Months Ended
August 31, 2003 and February 28, 2003

	March 1, 2003 to August 31, 2003 (JPY in Millions)	September 1, 2002 to February 28, 2003 (JPY in Millions)
Cash Flows from Operating Activities:		
Income before income taxes	2,303	757
Adjustments to reconcile income before income taxes to net cash provided by operating activities:		
Depreciation	844	295
Amortization of organization costs	14	14
Interest expense	27	49
Changes in assets and liabilities:		
Consumption tax refundable	(1,586)	729
Accounts payable	333	(129)
Rent received in advance	225	12
Accrued expenses and other liabilities	1,055	22
Other, net	(179)	(34)
Net cash provided by operating activities	3,036	1,715
Cash Flows from Investing Activities:		
Purchases of property and equipment	(71,749)	(2,008)
Proceeds from tenant leasehold and security deposits	32,511	963
Payment of deposits	(3,029)	–
Net cash used in investing activities	(42,267)	(1,045)
Cash Flows from Financing Activities:		
Proceeds from short-term debt	–	4,830
Repayments of short-term debt	(4,830)	(4,830)
Proceeds from issuance of investment units	50,259	–
Dividend payment	(754)	(689)
Net cash provided by/(used in) financing activities	44,675	(689)
Net change in cash and cash equivalents	5,444	(19)
Cash and cash equivalents at beginning of period	1,734	1,753
Cash and cash equivalents at end of period	7,178	1,734

Property Portfolio Summary 1

Name of Property	Year(s) Built	Location of Property	Date Acquired	Ownership Percentage %	Acquisition Price (JPY in Millions)	Appraisal Value as of August 31, 2003 (JPY in Millions)	Percentage of Total Portfolio %
Osaka Shinsaibashi Building	1999	Osaka City, Osaka	13-Mar-02	100	14,300	14,600	13%
Sendai Nakayama Shopping Center	1995-1999	Sendai City, Miyagi	13-Mar-02	100	10,200	10,200	9%
ESPA Kawasaki	2000	Kawasaki-City, Kanagawa	13-Mar-02	80.4	8,117	10,200	9%
			10-Dec-02	19.6	1,974		
JUSCO Chigasaki Shopping Center	2000	Chigasaki City, Kanagawa	13-Mar-02	100	8,300	8,350	7%
Nara Family	1992	Nara, Nara	6-Mar-03	100	31,241	31,700	27%
8953 Hakata Riverain	1996	Fukuoka, Fukuoka	4-Mar-03	100	12,600	13,300	12%
Abiko Shopping Center	1994	Abiko, Chiba	4-Mar-03	100	10,200	10,900	9%
Ito-Yokado Narumi	1997	Nagoya, Aichi	4-Mar-03	100	8,540	8,550	7%
Minami Aoyama 2002 Building	2002	Minato Ward, Tokyo	4-Mar-03	100	5,350	5,350	5%
Ito-Yokado Yabashira Shopping Center	1982	Matsudo, Chiba	16-Jun-03	100	1,616	1,750	2%
Total					**112,438**	**114,900**	**100%**

Property Portfolio Summary 2

Name of Property	Number of Tenants	Net Book Value as of August 31, 2003 (JPY in Millions)	Leasable Space (sq. m.)	Leased Area (sq. m.)	Occupancy Rate as of August 31, 2003 %	Rental Revenue in Third Fiscal Period (JPY in Millions)	Percentage of Total Revenue %
Osaka Shinsaibashi Building	1	14,243	13,666.96	13,666.96	100.0%	418	7%
Sendai Nakayama Shopping Center	2	10,152	46,248.96	46,248.96	100.0%	466	8%
ESPA Kawasaki	1	10,066	56,891.15	56,891.15	100.0%	351	6%
JUSCO Chigasaki Shopping Center	1	8,267	63,652.33	63,652.33	100.0%	275	5%
Nara Family	138	32,438	87,526.45	87,526.45	100.0%	2,219	37%
8953 Hakata Riverain	57	12,711	25,446.35	22,898.19	90.0%	1,073	18%
Abiko Shopping Center	50	10,296	43,415.03	43,366.73	99.9%	592	10%
Ito-Yokado Narumi	1	8,628	50,437.91	50,437.91	100.0%	325	5%
Minami Aoyama 2002 Building	3	5,419	1,582.48	1,582.48	100.0%	168	3%
Ito-Yokado Yabashira Shopping Center	1	1,713	21,581.65	21,581.65	100.0%	33	1%
Total	**255**	**113,933**	**410,449.27**	**407,852.81**	**99.4%**	**5,920**	**100%**

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release – November 27, 2003

Japan Retail Fund Investment Corporation To Acquire Ito-Yokado Nishikicho Shopping Center in Warabi, Saitama Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire the Ito-Yokado Nishikicho Shopping Center for 13.2 billion yen. This property was newly opened on November 7th and has a leaseable area of 72,957.5 square meters and a structured parking deck which can accommodate approximately 1,800 automobiles. Ito-Yokado masterleases the entire four-story property based upon a 20 year fixed-term lease contract.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, stated that "Ito-Yokado Nishikicho Shopping Center fits well into our acquisition strategy. We classify this shopping center as an "income-oriented" property with a 20 year fixed-term lease contract, and is located only 30 minutes by train from the center of Tokyo. Due to its strategic location, the trade area of this property covers three major cities within Saitama Prefecture. Approximately 780,000 people live within a five kilometer radius, 300,000 people within a three kilometer radius and 154,000 people within a two kilometer radius of the property. Access to this shopping center is easy on foot and by automobile since it is only 1.2 kilometer away from the two nearest stations of Warabi and Toda, and in close proximity to National Route 17. It is therefore anticipated that the property will attract customer traffic from its broad-based surrounding areas.

This property is anchored by Ito-Yokado which offers a highly-regarded merchandising mix with a significant customer focus on households and family-type customers. In terms of its attractive layout, this shopping center has a single escalator installed from the entrance area to the second floor, and each floor is connected with a mixture of escalators up to the top floor, which floor layout enables customers to readily move around each floor.

This purchase represents our sixth property in which Ito-Yokado is the lead tenant (Ito-Yokado, parent of Seven-Eleven, is currently rated AA by Standard & Poor's and Aa3 by Moody's)".

Following the acquisition, the share of our investment grade tenants will increase from 42% to 47%. In addition, the inclusion of this property in the Fund's portfolio serves to further our geographical weighting in the Tokyo metropolitan area from 36% to 42%, as well as to capture the existing considerable consumer demand of the Kanto region, of which Tokyo is a part.

This acquisition was financed through a combination of cash on hand and the assumption of 590 million yen in non-interest bearing security deposits due upon lease termination in November 2023, with the remainder from bank borrowings. The leverage ratio of Japan Retail Fund Investment Corporation will increase to approximately

48% following the purchase of this property. Under the terms of the lease, the tenant is responsible for all operating expenses in connection with the operation of the property.

Property Information Summary:

Property Name	Ito-Yokado Nishikicho
Location	12-1, 1-chome, Nishikicho, Warabi
Land size	34,632.74 ㎡
Total floor space	72,957.52 ㎡
Leaseable area	72,957.52 ㎡
Building summary	Four floors above ground. The first and second floors are used for sales activity, and the third and fourth floors for parking space.
Parking capacity	Approximately 1,800 automobiles
Major tenant	Ito-Yokado

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. JRF will own twelve properties containing approximately 513,000 square meters of leaseable space upon the closing of this acquisition.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Alfred Liu. Chief Financial Officer (Telephone Number: 81-3-3511-1693).

Photographs of the Property


P
ItoYok


Yokado

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – December 5, 2003

Japan Retail Fund Investment Corporation To Acquire Daikanyama DK Building in Shibuya, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire the Daikanyama DK Building for 1.2 billion yen. This property is located in Shibuya's Daikanyama submarket, which has emerged as a center of fashion, style and design. Specifically, the Daikanyama DK Building, directly in front of the Daikanyama Train Station, is well-located in the midst of leading fashion and retail boutique activity, while also benefiting from the immediate area's role as a center of fashion and design, as well as café culture in Tokyo frequented by a generally youthful, fashion-conscious generation.

This property was constructed in 1991 and has a leaseable area of 574.5 square meters. ONWARD, one of the largest retail companies in Japan, masterleases the entire two-story building. The currently in place three year lease expires in March 2004, with renewal options for additional two year terms.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, stated that the "Daikanyama DK Building fits well into our acquisition strategy. While it is a smaller property than we typically have purchased, it is actually one of this cutting-edge neighborhood's larger properties. We classify this property as an "income-oriented" property, diversifying our portfolio in terms of property type as well as capitalizing on ownership in one of Tokyo's most distinctive retail submarkets. The inclusion of this property in the Fund's portfolio serves to slightly increase our geographical weighting in the Tokyo metropolitan area, as well as to increase the composition of "High Street" type properties in our portfolio".

This property is masterleased by ONWARD which offers a variety of its own brands and is licensed to import such leading labels as Paul Smith, Jean-Paul Gaultier, Michael Kors, Sonia Rykiel, Joseph Abboud into Japan, distributed through its own shops and major department stores. ONWARD is listed on the first section of Tokyo Stock Exchange.

This acquisition will be financed through a combination of cash on hand and bank borrowings. Under the terms of the lease, the tenant is responsible for all operating expenses in connection with the operation of the property.

Property Information Summary:

Property Name	Daikanyama DK Building
Location	1-35-17 Ebisu-nishi, Shibuya, Tokyo
Land size	312.46 m²
Total floor space	622.49 m²
Leaseable area	574.46 m²
Building summary	Two floors above ground and basement
Major tenant	ONWARD

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. JRF will own thirteen properties containing approximately 514,000 square meters of leaseable space upon the closing of this acquisition.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).

Photographs of the Property





Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – January 8, 2004

Japan Retail Fund Investment Corporation To Acquire Harajuku FACE Building in Shibuya, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire the Harajuku FACE Building for 2.8 billion yen. This property is located in the Shibuya Ward of Tokyo's Harajuku submarket, which has increasingly become a center of fashion, style, and youth culture in Tokyo, and Japan in general. The property is located at the 'gateway' to Harajuku's cutting edge fashion and retail activities, and is under ten minute walking distance from nearby train and subway stations, which collectively experience daily traffic of over 300,000.

The six-story Harajuku FACE Building was constructed in 1985 and has a leaseable area of 1,477.6 square meters. The property is anchored by Diesel, a leading Italian casual apparel retailer, which was founded in 1987 and currently operates 22 retail stores in Japan, out of a total of 200 around the world. Diesel leases the 1st , 2nd and 3rd floors of the property. The basement floor is occupied by Sony Music Artists, which utilizes the basement space as a live music restaurant, while the upper level from the 4th to the 6th floors are utilized as offices. The original three year Diesel lease expiring in October 2003 was recently extended for an additional two years, and contains renewal options for additional two year terms. The currently in place three year lease with Sony Music Artists expires in May 2006, with the 4th through 6th floor office leases expiring in 2005 and 2006 (approximately 60% of the property's leaseable area is utilized as retail space).

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, stated that the "Harajuku FACE Building fits well into our acquisition strategy. The property benefits from its distinctive architectural style, its cutting-edge neighborhood and highly visible location on the well-trafficked Meiji-dori Avenue, which allows for the generation of rooftop and building facade billboard advertising revenues. The inclusion of this property in the Fund's portfolio serves to further increase our geographical weighting in the Tokyo metropolitan area, further broadens our tenancy base and increases the composition of "High Street" type properties in our portfolio".

This acquisition will be financed through a combination of cash on hand and bank borrowings.

Property Information Summary:

Property Name	Harajuku FACE Building
Location	2-32-5 Jingu-mae, Shibuya, Tokyo
Land size	371.46 ㎡
Total floor space	1,575.26 ㎡
Leaseable area	1,477.62 ㎡
Building summary	Six floors above ground and basement
Major tenants	Diesel Japan, Sony Music Artists

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. JRF will own fourteen properties containing approximately 515,000 square meters of leaseable space upon the closing of this acquisition.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).

Photographs of the Property




DIESEL

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – January 14, 2004

Japan Retail Fund Investment Corporation To Acquire Aeon Higashiura Shopping Center in Aichi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of the Aeon Higashiura Shopping Center, scheduled to close on January 15, 2004, for 6.7 billion yen. This property was opened in July 2001 and has a leaseable floor area of 100,458 square meters, with a parking capacity of approximately 4.000 automobiles. Publicly-traded Aeon Mall masterleases the entire two-story property.

Yuichi Hiromoto. President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund. stated that "Aeon Higashiura Shopping Center fits well into our acquisition strategy. We classify the acquisition of this shopping center as an "income-oriented" property acquisition, with an approximately 27-year long-term lease contract on the building, which corresponds with the approximately 27-year ground lease that masterlessor Aeon Mall holds on the land underlying this building from an unrelated third party. This property is located only 30 minutes by train from the center of Nagoya City (Japan's fifth largest city in terms of population) in Aichi Prefecture, which leads Japan's 47 prefectures in terms of the value of industrial shipments. The region has historically played an important role in the nation's industrial activity, including the evolution of new industrial technologies in Japan.

This shopping center is the largest in its region, with none of its type existing in its broad-based trade area where approximately 53,000 and 165,000 people live within a three and five kilometer radius, respectively, and 770,000 people live within a ten kilometer radius of the property. The sublease tenants include JUSCO, Megamart, Toys'R'Us, Sports Authority and Toho Cinema 9 (containing nine stadium-style seating theaters) and approximately 100 specialty stores. As the result of ongoing submarket residential developments, the Higashiura district experienced approximately 5% population growth over the past five years. Further, given the submarket's age distribution, it is worthy of note that the young family generation, i.e. baby-boomers in their twenties and thirties, are regarded as the main target customers for this property. Automobile access to this shopping center is facilitated by its strategic location around the intersection of a number of major national roads. It is anticipated that the property will continue to attract customer traffic from its broad-based surrounding areas.

This purchase represents our fourth property in which JUSCO is the lead tenant (Aeon, parent of Aeon Mall, is currently rated BBB+ by Standard & Poor's and Baa by Moody's)."

The inclusion of this property in the Fund's portfolio serves to further diversify our geographical weighting into the core Nagoya metropolitan area, a strategically important region of Japan. This acquisition will be financed through a combination of cash on hand and bank borrowings.

Property Information Summary:

Property Name	Aeon Higashiura Shopping Center
Location	62-1, Higashisakaemachi, Ogawaaza, Ohaza, Higashiuramachi, Chitagun, Aichi Prefecture
Land size	86,320.55 m²
Total floor space	100,457.69 m²
Leaseable area	100,457.69 m²
Building summary	Four floors above ground. The first and second floors are used for sales activity, and the third and fourth floors for parking space.
Parking capacity	Approximately 4,000 automobiles
Major tenant	JUSCO, Megamart, Toys'R'Us, Sports Authority, Toho Cinema

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. Upon closing of this acquisition JRF will own fifteen properties containing approximately 612,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).

Photographs of the Property


JUSCO



Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)

News Release – January 22, 2004

Japan Retail Fund Investment Corporation to Acquire Aeon Kashiihama Shopping Center in Fukuoka City, Kyushu

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it will acquire the Aeon Kashiihama Shopping Center for 13.3 billion yen. This property was newly-opened in November 2003, has a leaseable area of 109,616 square meters and a parking capacity of approximately 2,700 automobiles. Aeon Kyushu masterleases the entire four-story property.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Aeon Kashiihama Shopping Center in Fukuoka City fits well into our acquisition strategy. We classify this shopping center as an "income-oriented" property, with its 20-year long-term lease contract. Fukuoka City, with a population of 1.3 million, is the ninth largest city in Japan and the largest city on Kyushu Island, one of Japan's four main islands. The Fukuoka area accounts for approximately 40% of the gross production on Kyushu Island, with Kyushu Island accounting for more than 30% of total semiconductor production in Japan. Situated in the northwest corner of Kyushu Island, Fukuoka is located closer to Seoul and Shanghai than to Tokyo, and its 'crossroads' location has provided the city with a strategic basis to emerge as an important hub of pan-Asian culture, trade and business, and increasingly with China. Fukuoka is also a center of cutting edge robotics and artificial intelligence.

Aeon Kashiihama Shopping Center is located in a waterfront area, specifically slated for growth by the area's municipal government. The current trade area of this property is approximately 112,000 people living within a three kilometer radius, with access to this shopping center facilitated by the nearby Urban Express Number 1 expressway. It is anticipated that this shopping center will attract customer traffic from its broad-based surrounding area, which has historically experienced few large-scale shopping center alternatives.

This purchase represents our fifth property in which JUSCO is the lead tenant (Aeon, parent of Kyushu Aeon is currently rated BBB+ by Standard and Poor's and Baa by Moody's). Sublease tenants beneath the Aeon Kyushu masterlease include JUSCO and Toys 'R' Us, as well as 120 specialty stores. The inclusion of this property in the Fund's portfolio serves to further our geographical diversification as well as increase our weighting in the Fukuoka area.

The acquisition will be financed through a combination of cash on hand and bank borrowings.

Property Information Summary:

Property Name	Aeon Kashiihama Shopping Center
Location	12-15, 3-chome, Kashiihama, Higashiku, Fukuoka City
Land size	67,370.21 m²
Total floor space	109,616.72 m²
Leaseable area	109,616.72 m²
Building summary	Four floors above ground. The first and second floors are used for sales activity, and the third, fourth and roof floors for parking space.
Parking capacity	Approximately 2,700 automobiles
Major tenants	JUSCO, Toys'R'Us

Floor Layout

Second Floor


Jusco
Specialty Stores
Toysrus

First Floor


Specialty Stores
Restaurant zone

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. Upon closing of this acquisition, JRF will own sixteen properties containing approximately 721,000 square meters of leaseable space.

Investors Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).

Pictures of the Property


AEON


AEON

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – March 2, 2004

Japan Retail Fund Investment Corporation To Acquire Esquisse Omotesando in Shibuya, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it acquired Esquisse Omotesando for 14.5 billion yen today. This property is located in the fashionable Aoyama-Omotesando shopping district of Tokyo, which has evolved into a center of fashion and luxury goods in Tokyo. The property is conveniently located 0.5 kilometers away from JR Harajuku Station, 0.4 kilometers away from Omotesando Station, a well-trafficked intersection of three subway lines, and 0.2 kilometers away from the Meiji-jingumae subway station.

The five-story Esquisse Omotesando was originally constructed in 1982, with a substantial renovation of the property prior to its re-opening in September 2001. The property has a leaseable area of 3,798.4 square meters and the core tenants of the property include Chanel, Yves Saint Laurent and Gucci. In addition, two high-end restaurants, "Retoh" and "Mikura" are located on fourth and fifth floors of this property. Several properties away from Esquisse Omotesando, Louis Vuitton opened one of its largest flagship stores in the world in September 2002, and Christian Dior opened one of its flagship stores in December 2003 right next to Esquisse Omotesando, with a growing number of such large-scale luxury goods store openings in the area in the past two years.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, stated that "Esquisse Omotesando fits well into our acquisition strategy. The property benefits from its prominence and distinctive, cutting-edge and highly visible location on the Omotesando Boulevard. The inclusion of this property in the Fund's portfolio serves to increase our geographical weighting in the Tokyo metropolitan area, further broadens our tenancy base and increases the composition of "High Street" type properties in our portfolio."

This acquisition will be financed out of proceeds from the Fund's recent equity offerings totaling ¥43 billion, which closed on March 2, 2004.

Property Information Summary:

Property Name	Esquisse Omotesando
Location	10-1, 5-chome, Jingumae, Shibuya, Tokyo
Land size	1,455.81 ㎡
Total floor space	7,257.31 ㎡
Leaseable area	3,798.42 ㎡
Building summary	Five floors above ground and two basement floors
Major tenants	Chanel, Yves Saint Laurent, Gucci
Additional tenants	Theory, Boucheron, Bottega Veneta and Les Copains as well as more than 10 additional boutique shop , two high-end restaurants and a café.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. JRF will own seventeen properties containing approximately 725,000 square meters of leaseable space upon the closing of this acquisition.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).

Photographs of the Property




UISSE

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – March 2, 2004

Japan Retail Fund Investment Corporation To Acquire Aeon Sapporo Naebo Shopping Center in Sapporo, Hokkaido

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that it acquired the AEON Sapporo Naebo Shopping Center for 9.3 billion yen today. This property was opened in June 2003 and has a leaseable floor area of 75,112.3 square meters, with a parking capacity of approximately 2,000 automobiles. Publicly-traded Aeon Co., Ltd. masterleases the entire five-story property.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, stated that "AEON Sapporo Naebo Shopping Center fits well into our acquisition strategy. We classify this shopping center as an "income-oriented" property, with a 20-year long-term lease contract on the building. "

AEON Sapporo Naebo Shopping Center is located in Sapporo, Japan's fifth largest city and the largest city on Japan's northern island of Hokkaido. This property is approximately 5 kilometers from JR Sapporo Station, 2.5 kilometers from Kanjo-doori Higashi subway station and is in close proximity to National Route 275.

This shopping center is anchored by JUSCO and is the largest in its trade area, where approximately 164,000 and 453,000 people live within a three and five kilometer radius of the property, respectively. The sub-tenants include an attractive mix of retailers such as clothing stores, book stores, daily goods stores, restaurants, coffee shops, and specialty stores totaling 96 in number. Given the submarket's age distribution, it is worthy of note that the youngest family generation, i.e. baby-boomers in their twenties and thirties, are regarded as the main target customers for this property. Automobile access to this shopping center is facilitated by its strategic location in close proximity to National Route 275. It is anticipated that the property will attract customer traffic from its broad-based surrounding areas.

This purchase represents our sixth property in which JUSCO is the lead tenant (AEON, parent of Aeon Co, Ltd. is currently rated BBB+ by Standard & Poor's and Baa by Moody's)."

This is the first Hokkaido-based property which is included in the Fund's portfolio. It serves to diversify our portfolio into the Hokkaido area. This acquisition will be financed out of proceeds from the Fund's recent equity offerings totaling ¥43 billion, which closed on March 1, 2004.

Property Information Summary:

Property Name	AEON Sapporo Naebo Shopping Center
Location	1-1, 3-chome, Higashinaebo, Higashi-ku, Sapporo City, Hokkaido
Land size	59,624.27 ㎡
Total floor space	66,638.92 ㎡
Leaseable area	75,112.29 ㎡
Building summary	Five floors above ground. The first, second and third floors are used for sales activity, and the third, fourth floors and roof for parking space.
Parking capacity	Approximately 2,000 automobiles
Major tenants	JUSCO, Sports Authority

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. Upon closing of this acquisition JRF will own eighteen properties containing approximately 800,000 square meters of leaseable space.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Hidenori Asai, Deputy President and Head of Investor Relations at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund (Telephone Number: 81-3-3511-1692) or Alfred Liu, Chief Financial Officer (Telephone Number: 81-3-3511-1693).

Photographs of the Property







